EXHIBIT 2.1

Execution Document

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among

MATTHEWS INTERNATIONAL CORPORATION

MOONLIGHT MERGER SUB CORP.

MOONLIGHT MERGER SUB LLC

and

SCHAWK, INC.

Dated as of March 16, 2014

Page
Article I	THE MERGERS	2

Section 1.1	The Mergers	2
Section 1.2	Closing	2
Section 1.3	Effective Time	2
Section 1.4	Effects of the Mergers	2
Section 1.5	Governing Instruments of the Surviving Corporation and Surviving LLC	3
Section 1.6	Directors and Managers	3
Section 1.7	Officers	4

Article II	EFFECTS OF THE MERGERS ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES; COMPANY STOCK BASED EQUITY AWARDS	4

Section 2.1	Merger	4
Section 2.2	Treatment of Options and Other Equity-Based Awards	5
Section 2.3	Exchange and Payment	7
Section 2.4	Withholding Rights	10
Section 2.5	Dissenting Shares	10

Article III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	11

Section 3.1	Organization, Standing and Power	11
Section 3.2	Capital Stock	12
Section 3.3	Subsidiaries	13
Section 3.4	Authority	14
Section 3.5	No Conflict; Consents and Approvals	15
Section 3.6	SEC Reports; Financial Statements	16
Section 3.7	No Undisclosed Liabilities	18
Section 3.8	Certain Information	18
Section 3.9	Absence of Certain Changes or Events	18
Section 3.10	Litigation	18
Section 3.11	Compliance with Laws and Permits	18
Section 3.12	Benefit Plans	20
Section 3.13	Labor and Employment Matters	22
Section 3.14	Environmental Matters	23
Section 3.15	Taxes	24
Section 3.16	Contracts	27
Section 3.17	Insurance	28
Section 3.18	Properties	29
Section 3.19	Intellectual Property	30
Section 3.20	Products	33
Section 3.21	Reserved	33
Section 3.22	Reserved	33
Section 3.23	State Takeover Statutes	33
Section 3.24	No Rights Plan	33

-i-

(continued)
Page

Section 3.25	Related Party Transactions	33
Section 3.26	Brokers	34
Section 3.27	Opinion of the Financial Advisor to the Company	34
Section 3.28	No Other Representations or Warranties	34

Article IV	REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER SUB 2	34

Section 4.1	Organization, Standing and Power	35
Section 4.2	Authority	35
Section 4.3	No Conflict; Consents and Approvals	36
Section 4.4	Capital Structure	37
Section 4.5	Certain Information	38
Section 4.6	Merger Sub and Merger Sub 2	38
Section 4.7	Financing Commitment	38
Section 4.8	Vote of Parent Stockholders	38
Section 4.9	Litigation	39
Section 4.10	SEC Reports; Financial Statements	39
Section 4.11	Compliance with Laws and Permits	41
Section 4.12	No Undisclosed Liabilities; Absence of Certain Changes	42
Section 4.13	Tax Treatment	42
Section 4.14	Section 203 of the DGCL	42
Section 4.15	Absence of Certain Changes or Events	43
Section 4.16	Benefit Plans	43
Section 4.17	Labor and Employment Matters	44
Section 4.18	Taxes	45
Section 4.19	Environmental Matters	48
Section 4.20	No Other Representations or Warranties	49

Article V	COVENANTS	49

Section 5.1	Conduct of Business	49
Section 5.2	No Solicitation	56
Section 5.3	Preparation of Proxy Statement	59
Section 5.4	Company Stockholders’ Meeting; Parent Stockholders’ Meeting	60
Section 5.5	Access to Information; Confidentiality	61
Section 5.6	Reasonable Best Efforts	61
Section 5.7	Takeover Laws	63
Section 5.8	Notification of Certain Matters	63
Section 5.9	Indemnification, Exculpation and Insurance	63
Section 5.10	Tax Treatment	64
Section 5.11	Public Announcements	65
Section 5.12	NASDAQ Listing	66
Section 5.13	Section 16 Matters	66
Section 5.14	Further Assurances	66
Section 5.15	Employee Matters	66

-ii-

(continued)
Page

Article VI	CONDITIONS PRECEDENT	68

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	68
Section 6.2	Conditions to Obligations of Parent and Merger Sub	68
Section 6.3	Conditions to Obligations of the Company	69
Section 6.4	Frustration of Closing Conditions	70

Article VII	TERMINATION	70

Section 7.1	Termination	70
Section 7.2	Effect of Termination	72
Section 7.3	Parent Expenses; Termination Fees	72
Section 7.4	Company Expenses; Termination Fees	74

Article VIII	GENERAL PROVISIONS	75

Section 8.1	Nonsurvival of Representations and Warranties	75
Section 8.2	Notices	75
Section 8.3	Certain Definitions	76
Section 8.4	Interpretation	80
Section 8.5	Entire Agreement	80
Section 8.6	No Third Party Beneficiaries	80
Section 8.7	Governing Law	81
Section 8.8	Submission to Jurisdiction	81
Section 8.9	Assignment; Successors	81
Section 8.10	Enforcement	82
Section 8.11	Currency	82
Section 8.12	Severability	82
Section 8.13	Waiver of Jury Trial	82
Section 8.14	Counterparts	82
Section 8.15	Facsimile Signature	82
Section 8.16	No Presumption Against Drafting Party	82
Section 8.17	Amendment	83
Section 8.18	Waiver	83

*Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K.  Schawk, Inc. agrees to furnish supplementally a copy of any omitted schedule and/or exhibit to the Securities and Exchange Commission upon request.

-iii-

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of March 16, 2014, between Matthews International Corporation, a Pennsylvania corporation (“Parent”), Moonlight Merger Sub Corp., a Delaware corporation and a wholly owned direct Subsidiary of Parent (“Merger Sub”), Moonlight Merger Sub LLC, a Delaware limited liability company and a wholly owned direct Subsidiary of Parent (“Merger Sub 2”),  and Schawk, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent, the Company and Merger Sub have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions provided for in this Agreement; and

WHEREAS, the respective Boards of Directors of Parent, the Company and Merger Sub have approved and declared advisable this Agreement, and, immediately after the effectiveness of the Merger, the merger of the Company with and into Merger Sub 2 (the “Second Merger”); and

WHEREAS, for United States federal income tax purposes, the parties hereto intend that the Merger and the Second Merger (collectively, the “Integrated Merger”) shall constitute an integrated plan of reorganization described in Rev. Rul. 2001-46, 2001-2 C.B. 321, and such Merger and Second Merger are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Section 368(b) of the Code; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain Stockholders (the “Principal Stockholders”) are entering into (i) voting and support agreements (collectively, the “Support Agreements”) and (ii) a shareholders’ agreement regarding, among other things, the rights and obligations of the Principal Stockholders with respect to their ownership of Parent capital stock after the Merger (the “Shareholders’ Agreement”); and

WHEREAS, Parent, Merger Sub, Merger Sub 2, and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub, Merger Sub 2, and the Company hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1                      The Mergers.

(a)           Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company.  Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b)           As soon as practicable after the Effective Time, and as part of a single integrated transaction and plan of reorganization, the Surviving Corporation shall be merged with and into Merger Sub 2, and the separate corporate existence of the Surviving Corporation shall thereupon cease, and Merger Sub 2 shall be the surviving entity of the Second Merger (the “Surviving LLC”).

Section 1.2                      Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Cohen & Grigsby, P.C., 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222, unless another date, time or place is agreed to in writing by the parties hereto.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.3                      Effective Time.  Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file a certificate of merger in respect of the Merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL.  The Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the First Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).  Parent shall cause the Second Merger to be consummated immediately following the Effective Time by filing with the Delaware Secretary of State a certificate of merger in respect of the Second Merger (the “Second Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act.  The Second Merger shall become effective immediately following the Effective Time.

Section 1.4                      Effects of the Mergers.

(a)           The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b)           The Second Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the Delaware Limited Liability Company Act.  Without limiting the generality of the foregoing, and subject thereto, at the effective time of the Second Merger, all the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving LLC, and all debts, liabilities and duties of the Surviving Corporation and Merger Subs shall become the debts, liabilities and duties of the Surviving LLC.

Section 1.5                      Governing Instruments of the Surviving Corporation and Surviving LLC.

(a)           At the Effective Time, and without any further action on the part of the Company and Merger Sub, the certificate of incorporation of the Company shall be amended to read in its entirety as set forth in Exhibit A and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”), until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)           At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company as of immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the Surviving Corporation Charter and as provided by applicable Law.

(c)           At the effective time of the Second Merger, the certificate of formation of Merger Sub 2 shall be the certificate of formation of the Surviving LLC, except that the certificate of formation of the Surviving LLC shall be amended to reflect that the name of the Surviving LLC shall be “Schawk LLC”, or such other name as Parent shall determine, and, as so amended, such certificate of formation shall be the certificate of formation of the Surviving LLC until thereafter amended as provided therein or by applicable Law.

(d)           At the effective time of the Second Merger, the Limited Liability Company Agreement of Merger Sub 2 shall thereafter be the Limited Liability Company Agreement of the Surviving LLC, except that the Limited Liability Company Agreement of the Surviving LLC shall be amended to reflect that the name of the Surviving LLC shall be “Schawk LLC”  or such other name as Parent shall determine, and, as so amended, such Limited Liability Company Agreement shall be the Limited Liability Company Agreement of the Surviving LLC until thereafter amended as provided therein or by applicable Law.

Section 1.6                      Directors and Managers.  The parties hereto shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.  At the effective time of the Second Merger, the parties hereto shall take all necessary action such that the directors of the Surviving Corporation shall become the managers of the Surviving LLC until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Limited Liability Company Agreement of the Surviving LLC.

Section 1.7                      Officers.  Prior to the Effective Time, Parent shall inform the Company in writing of the individuals who shall be the officers of the Surviving Corporation from and after the Effective Time and the offices each such officer shall hold.  The parties hereto shall take all necessary action such that such individuals shall hold such offices until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.  At the effective time of the Second Merger, the parties hereto shall take all necessary actions such that the officers of the Surviving Corporation shall become the officers of the Surviving LLC and shall hold such offices until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Limited Liability Company Agreement of the Surviving LLC.

ARTICLE II

EFFECTS OF THE MERGERS ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES; COMPANY STOCK BASED EQUITY AWARDS

Section 2.1                      Merger.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(i)           Subject to Section 2.1(d), each issued and outstanding share of  Class A Common Stock, par value $0.008 per share, of the Company (the “Shares”) (other than Shares to be canceled in accordance with Section 2.1(a)(ii) and any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive (i) 0.20582 (the “Stock Merger Consideration”) of a share of Class A Common Stock, par value $1.00 per share, of the Parent (“Parent Common Stock”), and (ii) $11.80 in cash, without interest (the “Cash Merger Consideration”).  The Stock Merger Consideration, together with the Cash Merger Consideration is referred to herein as the “Merger Consideration”.  As of the Effective Time, each such Share shall no longer be outstanding and shall automatically cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be issued and paid in accordance with Section 2.3, without interest.

(ii)           Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub, Merger Sub 2 or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)           Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           At the effective time of the Second Merger, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Merger Sub 2:

(i)           each issued share of common stock, par value $0.01 per share, of the Surviving Corporation shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor; and

(ii)           the membership interests of Merger Sub 2 immediately prior to the effective time of the Second Merger shall continue unchanged as a result of the Second Merger as the membership interests of the Surviving LLC from and after the effective time of the Second Merger.

(c)           If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, that nothing in this Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise expressly prohibited by the terms of this Agreement.

(d)           Notwithstanding anything contained in this Agreement to the contrary, if, prior to the Effective Time, it is determined that the conditions described in Sections 6.2(e) and 6.3(d) cannot be satisfied because the Total Stock Consideration would be less than 40.5% of the aggregate Base Merger Consideration (determined without regard to this Section 2.1(d)), then the Stock Merger Consideration shall be increased (with a corresponding reduction in the Cash Merger Consideration) to the extent necessary so that the Total Stock Consideration is equal to 40.5% of the aggregate Base Merger Consideration (the “Adjustment”).  The Adjustment made pursuant to this Section 2.1(d) shall be made as follows:  for each .00001 of a share of Parent Common Stock increase to the Stock Merger Consideration, there will be a corresponding decrease to the Cash Merger Consideration in the amount of the product of .00001 multiplied by the Parent Signing Price.

Section 2.2                      Treatment of Options and Other Equity-Based Awards.

(a)           Each option (each, a “Company Stock Option”) to purchase Shares granted under the Schawk, Inc. 2006 Long-Term Incentive Plan and the Schawk, Inc. 2003 Equity Option Plan (the “Company Stock Plans”), whether vested or unvested, that is outstanding upon the execution of this Agreement is hereby cancelled and, in exchange therefor, the Company is paying promptly to each former holder of any such cancelled Company Stock Option an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of $20.00 over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than $20.00, no cash payment shall be made in respect of the cancellation of such Company Stock Option.

(b)           Each stock appreciation right with respect to Shares (each, an “SAR”) granted under a Company Stock Plan, whether vested or unvested, that is outstanding upon the execution of this Agreement is hereby cancelled and, in exchange therefor, the Company is paying promptly to each former holder of any such cancelled SAR an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of $20.00 over the grant price per Share under such SAR and (ii) the number of SARs subject to such cancelled SAR; provided, that if the grant price of such SAR is equal to or greater than $20.00, no cash payment shall be made in respect of the cancellation of such SAR.

(c)           Each restricted stock unit with respect to Shares (each, an “RSU”) granted under a Company Stock Plan that is outstanding upon the execution of this Agreement is hereby cancelled and, in exchange therefor, the Company is paying promptly to each former holder of any such cancelled RSU an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) $20.00 and (ii) the portion of the Shares that would have been payable under such cancelled RSU if such RSU had vested and become payable in accordance with its terms on the date of this Agreement; provided, however, that any RSU with respect to which a cash payment is not permitted to be made promptly following its cancellation under the terms of the instrument granting such RSU shall instead entitle its holder to receive the cash payment in an amount described in this Section 2.2(c) above upon the earlier to occur of: (x) the date such cash payment is permitted under the relevant instrument; or (y) immediately prior to the Effective Time.

(d)           Each restricted Share outstanding under a Company Stock Plan (each, a “Restricted Share”) that is unvested and outstanding upon the execution of this Agreement shall vest in accordance with its terms on the date of this Agreement and shall be deemed to be an outstanding Share for the purposes of this Agreement and the Merger.  Any portion of a Restricted Share that does not vest on the date of this Agreement is hereby cancelled and forfeited, and no consideration shall be payable in respect of such cancelled and forfeited portion.

(e)           The Company shall deliver all required notices to each holder of Company Stock Options, Restricted Shares, RSUs and SARs setting forth each holder’s rights pursuant to the respective Company Stock Plan, stating that such Company Stock Options, Restricted Shares, RSUs and SARs shall be treated in the manner set forth in this Section 2.2.

(f)           The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Stock Plans shall terminate and (ii) no holder of a Company Stock Option, a Restricted Share, an RSU or a SAR or any participant in any Company Stock Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation, the Surviving LLC or any of their Subsidiaries, except as set forth in this Section 2.2.

(g)           With respect to the Schawk, Inc. Amended and Restated Employee Stock Purchase Plan (the “ESPP”), the Company shall amend the ESPP effective on or before the date of this Agreement so that after March 31, 2014 (i) no further “Options” (as defined in the ESPP) shall be granted under the ESPP, and (ii) any accumulated payroll deductions previously withheld on behalf of the participants in the ESPP shall be refunded to such employees such that the balance of the Purchase Account (as defined in the ESPP) shall be $0.  In addition, immediately prior to the Effective Time, the Company shall, in accordance with the ESPP plan document and all applicable Laws, take all action necessary to terminate the ESPP and to distribute all Deposited Shares (as defined in the ESPP) to Participants.

Section 2.3                      Exchange and Payment.

(a)           Prior to the Effective Time, Parent and Merger Sub shall enter into an agreement with a bank or trust company mutually acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging the Shares for the Merger Consideration.  At or prior to the Effective Time, Parent shall deposit  with the Exchange Agent, in trust for the benefit of holders of Shares, certificates representing the shares of Parent Common Stock and cash constituting the Merger Consideration.  From and after the Effective Time, Parent shall provide to the Exchange Agent cash in immediately available funds and/or other property sufficient to pay any dividends and other distributions pursuant to Section 2.3(d), as and when such dividends or distributions are paid or made.  Parent further agrees, following the Effective Time, to promptly make available to the Exchange Agent, from time to time as needed, any additional cash and/or shares of Parent Common Stock to pay the Merger Consideration as contemplated by this Article II.  Any cash and the certificates representing Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”.  The Merger Consideration so deposited with the Exchange Agent shall, pending its disbursement to the holders of Shares, be invested by the Exchange Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest.  Any interest and other income from any such investments shall become part of the funds held by the Exchange Agent for purposes of paying the Merger Consideration.  Without limiting the foregoing, no investment by the Exchange Agent of the Merger Consideration shall (x) have maturities that could prevent or delay payments to be made pursuant to this Agreement or (y) relieve Parent or the Exchange Agent from making the payments required by this Article II.  The Exchange Fund shall not be used for any purpose other than to fund the payment required by this Article II.  Parent shall pay the fees and expenses of the Exchange Agent.

(b)           As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) and to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto, (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates or

Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a).  Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal (or, in the case of a Book-Entry Share, upon delivery of such letter of transmittal), duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require (a “Proper Delivery”), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder is entitled to receive pursuant to Section 2.1 (after aggregating any fractional shares resulting from all Shares surrendered by such holder pursuant to the Merger), (B) the Cash Merger Consideration that such holder is entitled to receive pursuant to Section 2.1 in respect of the Shares represented by such Certificate or Book-Entry Share and/or (C) a check in the amount of cash that such holder is entitled to be paid in respect of any fractional shares of Parent Common Stock pursuant to Section 2.3(e) and dividends and other distributions pursuant to Section 2.3(d), if any, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any Merger Consideration payable in respect of Certificates or Book-Entry Shares.  Payment of Merger Consideration shall be made as promptly as practicable after the date of Proper Delivery of the applicable Certificate or Book-Entry Share.

(c)           If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)           Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book- Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.  No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered Certificate or Book-Entry Share, and no cash payment in respect of fractional shares shall be paid to any such holder pursuant to Section 2.3(e), unless and until the holder of such Certificate or Book-Entry Share shall surrender such Certificate or return the form of letter of transmittal in the case of a Book-Entry Share, in accordance with Section 2.3(b).  Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or return of the form of letter of transmittal in the case of a Book- Entry Share, there shall be paid to the holder of the Certificates or Book-Entry Share, without interest, (i) an amount equal to the amount (and type) of dividends or other distributions with a record date after the Effective Time theretofore paid or made with respect to such whole shares of Parent Common Stock for which the Shares represented by the Certificates or Book-Entry Shares were exchanged, and (ii) without duplication, at the appropriate payment date, an amount equal to the amount (and type) of dividends or other distributions, with a record date after the Effective Time but prior to the date of surrender of such holder’s Certificate or return of the form of letter of transmittal in the case of a Book-Entity Share, and a payment date occurring after the date of surrender, payable with respect to such whole shares of Parent Common Stock for which the Shares represented by the Certificates or Book-Entry Shares were exchanged.

(e)           No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent.  Notwithstanding any other provision of this Agreement, each former holder of Shares who would otherwise have been entitled to receive a fraction of share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes which may be required thereon, equal to such fractional part of a share of Parent Common Stock multiplied by the arithmetic average of the average daily high and low sales prices per share of Parent Common Stock as reported on NASDAQ during the ten trading days immediately preceding the date on which the Effective Time occurs.

(f)           All Merger Consideration delivered upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)           Any portion of the Exchange Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares twelve months after the Effective Time shall be delivered to the Parent, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for payment of the Merger Consideration with respect to Shares formerly represented by such Certificate or Book-Entry Share, without interest.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(h)           None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the

Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.4                      Withholding Rights.  Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Company Stock Options, RSUs, SARs or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5                      Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands appraisal pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL.  Dissenting Shares shall be treated in accordance with Section 262 of the DGCL.  If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.1(a).  The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) or (ii) as set forth in the Company SEC Documents filed prior to the date of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1                      Organization, Standing and Power.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  The Company and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except in each case as would not have a Company Material Adverse Effect.  For purposes of this Agreement, “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that is materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no event, change, circumstance, occurrence, effect or state of facts to the extent arising out of or attributable to any of the following, either alone or in combination, shall constitute, or be taken into account in determining whether there is or has been, a Company Material Adverse Effect:  (1) any condition, change, event, occurrence or effect in the industry in which the Company or any of its Subsidiaries operates, or the United States or global economy, (2) changes, events, effects or occurrences in financial, credit, banking or securities markets, including effects on such markets resulting from any regulatory and political conditions or developments in general as well as any decline in the price of any market index, or in respect of any interest rate or exchange rate changes or general financial or capital market conditions, (3) compliance with the terms of this Agreement, the taking of any action required by this Agreement or taken pursuant to or in connection with this Agreement with the consent or at the request or direction of Parent, or the failure to take any action that is prohibited by this Agreement or that is not taken as a result of a failure of Parent to consent to any action requiring Parent’s consent under this Agreement or any action taken by Parent, Merger Sub or Merger Sub 2, (4) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (5) the negotiation, execution, announcement or performance of this Agreement or the announcement, pendency of or performance of the transactions contemplated by this Agreement, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, stockholders, lenders, employees or regulators (including without limitation, any cancellations of or delays in customer or client agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees caused thereby), (6) any failure, in and of itself, by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections, or forecasts for any period, or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof, or any change in credit ratings or other ratings with respect to the Company or any of its Subsidiaries and (7) any pending, initiated or threatened legal or administrative proceeding, claim, suit or action against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement or the announcement, pendency or performance of the transactions contemplated by this Agreement; provided, that, with respect to clauses (1), (2) and (4), the impact of such event, change, circumstances, occurrence, effect or state of facts is not disproportionately adverse (relative to other industry participants of comparable size to the Company) to the Company and its Subsidiaries, taken as a whole.

(b)           The Company has previously delivered or made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  The Company has made available to Cohen & Grigsby, P.C. true and complete copies of the minutes of all meetings of the Stockholders, the Company Board and each committee of the Company Board and the minutes of meetings of the Stockholders and board of directors of each of its Subsidiaries held since January 1, 2010, except for (i) minutes or actions of the Company Board or committees of the Company Board that relate to, or such portions of such minutes or actions that relate to, the consideration by such directors of the transactions contemplated hereby or other similar transactions, and (ii) minutes or other actions of the special committee of the Company Board established on November 12, 2013, in connection with the Company’s evaluation of strategic alternatives (the “Special Committee”).

Section 3.2                      Capital Stock.

(a)           The authorized capital stock of the Company consists of 40,000,000 Shares, 200,000 shares of Class B Common Stock, par value $0.05 per share (“Class B Common Stock”), and 1,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”).  As of the close of business on March 14, 2014, (i) 26,287,667 Shares were issued and outstanding, (ii) no Shares were held by the Company in its treasury, (iii) 1,407,138 Shares were reserved for issuance pursuant to outstanding awards under Company Stock Plans (of which 1,104,711 Shares were subject to outstanding Company Stock Options, 163,933 Shares were subject to outstanding SARs, and 138,494 Shares were subject to outstanding RSUs) and (iv) 3,828 Shares were subject to purchase pursuant to the ESPP based on the Company’s closing stock price as of March 14, 2014.  No shares of Class B Common Stock or Preferred Stock are issued and outstanding.  All the outstanding shares of capital stock of the Company are, and all shares reserved for issuance as noted in clause (iii) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.  No shares of capital stock of the Company are owned by any Subsidiary of the Company.  All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights.  All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than Permitted Liens.  Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote)

with the stockholders of the Company or such Subsidiary on any matter.  Except as set forth above in this Section 3.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or any of its Subsidiaries or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.  Other than the Support Agreements, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or on file with the Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of the Company or any of its Subsidiaries.

(b)           Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on March 14, 2014, of outstanding Company Stock Options, Restricted Shares, SARs, RSUs or other rights to purchase or receive Shares or similar rights granted under the Company Stock Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of Shares subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger.  Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Company Stock Option, and no Company Stock Option is subject to Section 409A of the Code.  No Company Stock Options or RSUs that are outstanding have been granted other than pursuant to the Company Stock Plans.  The Company has made available to Parent true and complete copies of all Company Stock Plans and the forms of all agreements evidencing outstanding Company Stock Awards.

Section 3.3                      Subsidiaries.  Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation.  Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any material equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4                      Authority.

(a)           The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject to the adoption of this Agreement by the holders of at least a majority in voting power of the outstanding Shares (the “Company Stockholder Approval”), and further subject, in the case of the consummation of the Second Merger, to the filing of the Company’s annual franchise tax report and the payment of all franchise taxes and fees required to be paid in connection therewith.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and Merger Sub 2, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held at which a quorum was present, upon the recommendation of the Special Committee, duly adopted resolutions (which are currently in effect as adopted) (i) determining that the terms of this Agreement, the Merger, the Second Merger and the other transactions contemplated hereby are fair to and in the best interests of the Stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, the Second Merger and the Support Agreements, (iii) directing that this Agreement be submitted to the Stockholders for adoption thereby, and (iv) recommending that the Stockholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”).  The Company is providing to Parent concurrently herewith true and complete copies of the resolutions of the Company Board described herein.

(c)           The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required for the consummation of the Merger.  No vote of the holders of any class or series of the Company’s capital stock or other securities is required for the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 3.5                      No Conflict; Consents and Approvals.

(a)           The execution, delivery and performance of this Agreement by the Company does not, and (assuming that all consents, approvals, authorizations and other actions described in Section 3.5 of the Company Disclosure Letter have been obtained and all filings and obligations described in Section 3.5 of the Company Disclosure Letter have been made and any waiting periods thereunder have terminated or expired) the consummation of the Merger and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, agreement or other obligation binding on the Company and its Subsidiaries or any of their respective assets, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of the New York Stock Exchange applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except as individually or in the aggregate would not have or reasonably be expected to have a Company Material Adverse Effect.

(b)           No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity” ) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Mergers or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act” ) and the receipt of all foreign merger approvals, authorizations or consents that Parent considers to be reasonably necessary, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State as required by the DGCL and the Delaware Limited Liability Company Act, and the filing of franchise tax reports or other documents with the Delaware Secretary of State in connection therewith, (iv) any filings and approvals required under the rules and regulations of the New York Stock Exchange, and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6                      SEC Reports; Financial Statements.

(a)           The Company has filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) on a timely basis, and has heretofore made available to Parent, true and complete copies of all reports and proxy statements required to be filed or furnished by the Company with the SEC since December 31, 2011 (together, the “Company SEC Documents”).  As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents filed with the SEC as of their respective filing dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents filed with the SEC (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC as then in effect with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their respective results of operations and cash flows for the periods then ended (except in each case as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that did not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.  Since December 31, 2011, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.  The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)           The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Company’s internal control over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting.

(d)           The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(e)           Since January 1, 2009, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f)           As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents.  To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h)           The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i)           No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7                      No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due, or to become due, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2013 included in the Company SEC Documents, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice, (c) as would not have or reasonably be expected to have a Company Material Adverse Effect, and (d) liabilities and obligations under this Agreement or in connection with the transactions contemplated hereby.

Section 3.8                      Certain Information.  None of the information relating to the Company and its Subsidiaries to be included or incorporated by reference in the Proxy Statement and the Form S-4 will, at the respective times they are first filed with the SEC, amended or supplemented or first published, sent or given to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.9                      Absence of Certain Changes or Events.  Since December 31, 2013:  (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; and (b) there has not been any change or event that, individually or in the aggregate, has had or reasonably would be expected to have a Company Material Adverse Effect.

Section 3.10                      Litigation.  There is no legal or administrative action, suit, claim, arbitration, investigation, or other proceeding (each, an “Action”) (or basis therefor) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, which if determined adversely to the Company or any of its Subsidiaries would have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.11                      Compliance with Laws and Permits.

(a)           The Company and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and no suspension, cancellation or other lapse of any such Permit is pending by or at the behest of any Governmental Entity, or to the Company’s knowledge, threatened.  All of such Permits shall remain in full force and effect in all material respects after the Mergers.  Neither the Company nor any of its Subsidiaries is, and since January 1, 2009, neither the Company nor any of its Subsidiaries has been, in violation of (i) any Permits which violation would individually or in the aggregate have or would reasonably be expected to have a Company Material Adverse Effect, or

(ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any applicable Law.  Since January 1, 2009, none of the Company or any of its Subsidiaries has received a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets or from a Government Entity seeking to investigate any such possible violation, which notice or other written communication individually or in the aggregate would have or would reasonably be expected to have a Company Material Adverse Effect.  The Company is not subject to any material continuing liabilities, obligations or other consequences of any nature relating to any noncompliance by the Company with any Laws which occurred prior to January 1, 2009.

(b)           Neither the Company nor any of its Subsidiaries is subject to any consent decree from any Governmental Entity.

(c)           Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(d)           The Company and each of its Subsidiaries have conducted their export transactions in accordance in all material respects with applicable provisions of U.S. export Laws (including the International Traffic in Arms regulations, the Export Administration Regulations and the regulations administered by the Department of Treasury, Office of Foreign Assets Control (“OFAC”)), and other export Laws of the countries where it conducts business, and neither the Company nor any of its Subsidiaries has received any notices of noncompliance, complaints or warnings with respect to its compliance with export Laws.  Without limiting the foregoing:

(i)           the Company and each of its Subsidiaries have obtained all material export licenses and other approvals required for their exports of products, software and technologies from the U.S. and other countries where it conducts business;

(ii)           the Company and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals;

(iii)           there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such export licenses or other approvals; and

(iv)           the Company and its Subsidiaries have in place adequate controls and systems to ensure compliance in all material respects with applicable Laws pertaining to import and export control in each of the jurisdictions in which the Company and its Subsidiaries currently does or in the past has done business, either directly or indirectly.

(e)           Neither the Company nor any of its Subsidiaries, employees or management appears on the Specially Designated Nationals and Blocked Persons List published by OFAC, or is otherwise a person with which any U.S. person is prohibited from dealing under the laws of the United States.  Neither the Company nor any of its Subsidiaries does business or conducts any transactions with the governments of, or persons within, any country under economic sanctions administered and enforced by OFAC.

Section 3.12                      Benefit Plans.

(a)           The Company has provided to Parent a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA“)), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits or the Company or its Subsidiaries has any present or future liability.  All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.”  With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable:  (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS“), if applicable, (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, if applicable, and (D) attorney’s response to an auditor’s request for information, if applicable.

(b)           Each Company Plan for which the Company is the plan sponsor intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan.

(c)           No Company Plan is a multiemployer plan (as defined in Section 3(37) of ERISA) or is subject to Section 412 or 430 of the Code or Title IV of ERISA.

(d)           With respect to the Company Plans:

(i)           each Company Plan for which the Company is the plan sponsor has been established and administered in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, and no reportable event, as defined in Section 4043 of ERISA, to the Company’s knowledge, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any such Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii)           there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor, to the knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(iii)           none of the Company and its Subsidiaries or members of their Controlled Group (as defined in ERISA) has incurred any direct or indirect material liability under ERISA or the Code in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(iv)           the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation.

(e)           None of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby.  No amount or benefit that could be received by any “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (alone or in combination with any other event, and whether pursuant to a Company Plan or otherwise) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code).

(f)           No Company Plan provides for post-employment welfare benefits except to the extent required by Section 4980B of the Code or applicable state Law.

(g)           Each Company Plan that is subject to Section 409A of the Code has materially complied in form and operation with the requirements of Section 409A of the Code.  No individual is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A and 4999 of the Code)) or interest or penalty related thereto.

Section 3.13                      Labor and Employment Matters.

(a)           The Company and its Subsidiaries are and have been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans.  As of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b)           No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement.  To the knowledge of the Company, there has not been any activity on behalf of any labor organization or employee group to organize any such employees.  There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c)           All individuals who are performing consulting or other services for the Company or any Subsidiary of the Company are or were correctly classified by the Company as either “independent contractors” or “employees” as the case may be, except where the failure to be so qualified would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.  All employees of the Company and any Subsidiary of the Company have been correctly classified as “exempt” or “non-exempt” under the Fair Labor Standards Act.

(d)           Section 3.13(d) of the Company Disclosure Letter contains a list of the name of each officer, employee and independent contractor of the Company and each Subsidiary of the Company, together with such person’s position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person.

(e)           The properties, assets and operations of the Company and its Subsidiaries have been in compliance in all material respects with all applicable Laws relating to public and worker health and safety (collectively, “Worker Safety Laws”).  With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws that would individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

Section 3.14                      Environmental Matters.

(a)           For purposes of this Agreement, the following terms shall have the following meanings:  (i) “Hazardous Substances” means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls, and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law; (ii) “Environmental Law” means any applicable Law relating to pollution or protection of the environment, human health or safety or the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances; and (iii) “Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

(b)           The Company and its Subsidiaries are and to the knowledge of the Company have been in compliance with all applicable Environmental Laws, have currently obtained all Environmental Permits and are in compliance with their requirements, and have resolved all known past non-compliance with Environmental Laws and Environmental Permits without any pending, on-going or future obligation, cost or liability.

(c)           Neither the Company nor any of its Subsidiaries has (i) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of their respective properties or to the knowledge of the Company any other properties other than in compliance with Applicable Law, (ii) any knowledge of the presence of any Hazardous Substances on, under, emanating from, or at any of their respective properties or any other property but arising from the Company’s or any of its Subsidiaries’ current or former properties or operations other than in compliance with applicable Law, or (iii) any knowledge, nor has it received any written notice (A) of any violation of or liability under any Environmental Laws, (B) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any such violation or liability, (C) requiring the investigation of, response to or remediation of Hazardous Substances at or arising from any of the Company’s or any of its Subsidiaries’ current or former properties or operations or any other properties, (D) alleging noncompliance by the Company or any of its Subsidiaries with the terms of any Environmental Permit in any manner reasonably likely to require significant expenditures or to result in liability, or (E) demanding payment for response to or remediation of Hazardous Substances at or arising from any of the Company’s or any of its Subsidiaries’ current or former properties or operations or any other properties.

(d)           There are no environmental assessments or audit reports or other similar studies or analyses in the possession or control of the Company or any of its Subsidiaries relating to any real property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries that have not been made available to Parent and which disclose a condition that has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)           To the knowledge of the Company, neither the Company nor any of its Subsidiaries has exposed any employee or third party to any Hazardous Substances or condition that has subjected or may subject the Company to material liability under any Environmental Law.

(f)           To the knowledge of the Company, no underground storage tanks, asbestos-containing material, or polychlorinated biphenyls have ever been located on property or properties presently or formerly owned or operated by the Company or any of its Subsidiaries, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g)           To the knowledge of the Company, neither the Company nor any of its Subsidiaries has agreed to assume, undertake or provide indemnification for any material liability of any other person under any Environmental Law, including any obligation for corrective or remedial action.

(h)           Neither the Company nor any of its Subsidiaries has received written notice that it is required to make any material capital or other expenditures to comply with any Environmental Law nor, to the knowledge of the Company, is there any reasonable basis on which any Governmental Entity could take action that would require such material capital or other expenditures.

(i)           This Section 3.14 contains the sole and exclusive representations and warranties of the Company related to Hazardous Substances, Environmental Law or Environmental Permits.

Section 3.15                      Taxes.

(a)           The Company and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed all material Tax Returns required to be filed and all Tax Returns filed by the Company and its Subsidiaries are true, correct and complete in all material respects.  For purposes of this Section 3.15, references to the Company and/or its Subsidiaries include predecessors to the Company and its Subsidiaries.  The Company has made available to Parent copies of all federal income and other material Tax Returns filed by the Company and its Subsidiaries since January 1, 2009.

(b)           All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Returns) have been paid, or have been withheld and remitted (if applicable), to the appropriate Governmental Entity, and all Taxes that have accrued but are not yet payable have been reserved for in accordance with GAAP (including FIN 48, Accounting for Uncertainty in Income Taxes, ASC 740 or FAS5) in the Company’s financial statements included in the Company SEC Documents, or have been incurred in the ordinary course of business since the date of the Company SEC Documents filed most recently in amounts consistent with prior periods.

(c)           Since January 1, 2009, the Company and its Subsidiaries have not incurred, individually or in the aggregate, any material Liability for Taxes or recognized any material amount of taxable income outside the ordinary course of business or otherwise inconsistent with past practice (unless otherwise required by applicable Law).

(d)           There is no material Tax deficiency outstanding, assessed or, to the knowledge of the Company, proposed against the Company or any of its Subsidiaries, nor, as of the date hereof, has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is still in effect.  Section 3.15(d) of the Company Disclosure Letter sets forth all material Tax deficiencies that have been proposed against the Company or any of its Subsidiaries since January 1, 2009 (whether or not settled or otherwise resolved).

(e)           No material audit, examination, claim or legal proceeding with respect to Taxes or of a Tax Return of the Company or any of its Subsidiaries is presently in progress, nor to the knowledge of the Company, has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination or of any such claim or proceeding.

(f)           As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local, or foreign Law that could materially affect the liability of the Company or any Subsidiary for Taxes following the Merger.

(g)           Each of the Company and its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or any similar provision of state, local, or foreign Law.

(h)           No claim has been made in writing by any Governmental Entity in a jurisdiction where either the Company or any of its Subsidiaries has not filed Tax Returns indicating that the Company or such Subsidiary is or may be subject to any taxation by such jurisdiction.

(i)           Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method, and neither the Company nor any of its Subsidiaries has any knowledge that a Governmental Entity has proposed any such adjustment or change in accounting method, nor is any application pending with any Governmental Entity requesting permission for any change in accounting method.

(j)           Other than in the ordinary course of business, consistent with past practice (unless otherwise required by applicable Law), neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, U.S. taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any transaction that occurred prior to the Merger, including (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, or (iii) any election made under Section 108(i) of the Code.

(k)           There are no material Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, other than Permitted Liens.

(l)           The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.

(m)           There are no material deferred intercompany transactions within the meaning of Treasury Regulation Section 1.1502-13(b)(1) with respect to which the Company or any of its Subsidiaries would be required to include any material item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date.  There are no material “excess loss accounts” within the meaning of Treasury Regulation Section 1.1502-19(a)(2) with respect to any Subsidiaries of the Company.  There are no material items of income that will be required to be recognized by the Company or any of its Subsidiaries as a result of the Merger.

(n)           Neither the Company nor any of its Subsidiaries (i) is a party to a Contract (other than a Contract entered into in the ordinary course of business with vendors, customers and lessors) that provides for material Tax indemnity or Tax sharing, or for the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any other Person, or (ii) has any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.  Neither the Company nor any of its Subsidiaries has been a member of a combined, consolidated, unitary or similar group for Tax purposes, other than any such group of which the Company was at all times the common parent corporation.

(o)           The amount and nature of the tax attributes of the Company and its Subsidiaries (including net operating loss, capital loss and tax credit carryovers) reported in the Company’s most recent annual report on Form 10-K filed with the SEC are true and correct in all material respects as of the end of the Company’s most recent taxable year described therein, and no transaction has occurred since the end of the period covered in such annual report that has materially reduced any such tax attributes other than in the ordinary course of business.  The Company is not aware of any other material limitations on its ability to utilize such attributes other than by reason of the effect of the transactions contemplated by this Agreement under Sections 382 and 383 of the Code and comparable provisions of state, local and foreign Tax Law, if any.  Neither the Company nor any of its Subsidiaries has undergone an ownership change (as defined in Section 382(g) of the Code) under Section 382 and/or Section 383 of the Code.

(p)           Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code and regulations thereunder) in conjunction with the Merger.

(q)           Neither the Company nor any of its Subsidiaries has participated (i) in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(1) or, (ii) to the knowledge of the Company, in a reportable transaction (other than a listed transaction), as set forth in Treasury Regulation Section 1.6011-4(b).

(r)           Section 3.15(r) of the Company Disclosure Letter sets forth each Tax ruling, Tax holiday and other agreement with any Government Entity with respect to Taxes of the Company or its Subsidiaries.  The Company and its Subsidiaries are in compliance with each such Tax ruling, Tax holiday and other agreement in all material respects.  There is no material risk that any material Tax ruling, Tax holiday or other agreement with any Government Entity with respect to Taxes will expire, be revoked or otherwise terminate, whether as a result of the Merger or otherwise prior to the stated or applicable term thereof as provided therein.  Neither the Company nor any of its Subsidiaries currently has outstanding any requests for Tax rulings, Tax holidays or other agreements with any Government Entity with respect to Taxes that would materially adversely affect their liability for Taxes or the amount of taxable income or loss for any tax year or period ending after the Closing Date.

(s)           The Company and its Subsidiaries are and have been in compliance in all material respects with the applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices of the Company and its Subsidiaries.  The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are, in all material respects, arm’s-length prices for purposes of the relevant transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.

(t)           Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that could be reasonably expected to prevent the Integrated Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(u)           No Subsidiary of the Company that is a “controlled foreign corporation” as defined in the Code owns (directly or indirectly) a material “investment in United States property” for purposes of Section 956 of the Code.  Neither the Company nor any of its Subsidiaries owns an interest in any entity treated as a “passive foreign investment company” as defined in the Code.

Section 3.16                      Contracts.

(a)           Section 3.16(a) of the Company Disclosure Letter lists all of the Material Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound other than those Material Contracts already set forth in the Company SEC Documents publicly available prior to the date of this Agreement.  All copies of Material Contracts made available to Parent are true and complete copies of such Contracts.  “Material Contracts” means:

(i)           any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii)           any Contract that limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company and its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status or any similar type of favored discount rights;

(iii)           any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability or other similar agreement or arrangement; or

(iv)           any Contract with a customer that is material to the business of the Company or the applicable Subsidiary that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement.

(b)           Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and except as would not individually or in the aggregate have a Material Adverse Effect.  To the knowledge of the Company, there is no default, under any Material Contract by the Company or any of its Subsidiaries or, to its knowledge, any other party thereto, except for such defaults that individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect.  The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.  The Company makes no representation or warranty concerning the effect of the transactions contemplated hereby on any “change in control” or similar clause contained in any Material Contract.

Section 3.17                      Insurance.  Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic occurrence-based policies still in force.  With respect to each such insurance policy, (a) such policy is, to the knowledge of the Company, in full force and effect and all premiums due thereon have been paid, and (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit cancellation or termination of, any such policy.  No notice of cancellation or termination has been received with respect to any such policy.

Section 3.18                      Properties.

(a)           The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its assets constituting personal property (excluding, for purposes of this sentence, assets held under leases), free and clear of all Liens other than (i) statutory ad valorem and real estate and other Liens for taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, landlord’s, warehousemen’s, carriers’ or similar Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, (iii) encumbrances on real property in the nature of zoning restrictions, easements, rights of way, encroachments, restrictive covenants, (iv) pledges or deposits by the Company and its Subsidiaries under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety appeal bonds to which such Person is a party, and other obligations or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business, (v) other similar rights or restrictions that were not incurred in connection with the borrowing of money or the obtaining of advances or credit and that do not, individually or in the aggregate, materially detract from the value the properties subject thereto or affected thereby or materially impair present business operations at such properties, (vi) existing Liens disclosed in the Company’s consolidated balance sheet as at December 31, 2012 (or the notes thereto) included in the Company SEC Documents; and (vii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted (“Permitted Liens”).

(b)           Section 3.18(b) of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company or any of its Subsidiaries (“Owned Real Property”) and all property leased for the benefit of the Company or any of its Subsidiaries (“Leased Real Property”).  Each of the Company and its Subsidiaries has (i) good and marketable title in fee simple to all Owned Real Property and (ii) good leasehold title to all Leased Real Property, in each case, free and clear of all Liens except Permitted Liens.  No parcel of Owned Real Property or Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.  All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or any other party thereto, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Assuming all consents, approvals and authorizations listed in Section 3.5 of the Company Disclosure Letter relating to any Leased Real Property have been obtained, all leases of Leased Real Property shall remain valid and binding in accordance with their terms following the Effective Time.

(c)           There are no contractual or legal restrictions that preclude or materially restrict the ability to use any Owned Real Property or, to the knowledge of the Company, Leased Real Property by the Company or any of its Subsidiaries for the current or contemplated use of such real property.  To the knowledge of the Company, there are no latent defects or adverse physical conditions affecting the Owned Real Property or Leased Real Property, that would reasonably be expected to have a Company Material Adverse Effect.  All plants, warehouses, distribution centers, structures and other buildings on the Owned Real Property or Leased Real Property are adequately maintained in all material respects and are in operating condition and repair sufficient for the requirements of the business of the Company and its Subsidiaries as currently conducted.

(d)           Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19                      Intellectual Property.

(a)           As used herein, the term “Intellectual Property” means all intellectual property rights arising under the laws of the United States or any other jurisdiction, including the following:  (i) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications and rights in respect of utility models or industrial designs (collectively, “Patents”); (iii) published and unpublished works of authorship, copyrights and registrations and applications therefor (collectively, “Copyrights”); and (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”).

(b)           Section 3.19(b)(1) of the Company Disclosure Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by or exclusively licensed to the Company or any of its Subsidiaries (collectively, “Company Registered Marks”), Section 3.19(b)(2) of the Company Disclosure Letter sets forth an accurate and complete list of all Patents owned by or exclusively licensed to the Company or any of its Subsidiaries (collectively, “Company Patents”) and Section 3.19(b)(3) of the Company Disclosure Letter sets forth an accurate and complete list of all registered Copyrights and all pending applications for registration of Copyrights owned by or exclusively licensed to the Company or any of its Subsidiaries (collectively, “Company Registered Copyrights” and, together with the Company Registered Marks and the Company Patents, “Company Registered IP”).  No Company Registered IP owned by the Company or any of its Subsidiaries or, to knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries has been or is now involved in any interference, reissue, reexamination, opposition, nullity or cancellation proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP.  The Company Registered IP owned by the Company or any of its Subsidiaries or, to knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries is subsisting.  To the knowledge of the Company, the Company Registered IP (excluding any pending applications included in the Company Registered IP) is valid and enforceable and, except as set forth on Section 3.19(b)(4) of the Company Disclosure Letter, no written or, to the knowledge of the Company, oral notice or claim challenging the validity or enforceability or alleging the misuse of any of the Company Registered IP has been received by the Company or any of its Subsidiaries.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, and all filing, examination, issuance, post registration and maintenance fees, annuities and the like that have come due and are required to maintain, preserve or renew any of the Company Registered IP owned by the Company or any of its Subsidiaries or, to knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries have been timely paid.  Except as set forth on Section 3.19(b)(5) of the Company Disclosure Letter, with respect to the Company Registered IP owned by the Company or any of its Subsidiaries, and to the knowledge of the Company with respect to the Company Registered IP exclusively licensed to the Company or any of its Subsidiaries, there are no filings, payments or other actions that were required to have been or are required to be made or taken within thirty (30) days after the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates, for the purposes of complying with legal requirements to obtain, maintain, preserve or renew any Company Registered IP.

(c)           The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Intellectual Property owned by the Company or its Subsidiaries and maintain the confidentiality of all of the Trade Secrets of the Company or its Subsidiaries.  All current or former employees, consultants and contractors who have participated in the creation of any Intellectual Property that is used by the Company or its Subsidiaries have entered into proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms (which have previously been provided to Parent).

(d)           The Company or its Subsidiaries own, or possess adequate licenses or other valid rights to use, all of the Intellectual Property that is necessary for the conduct of the Company’s and its Subsidiaries’ businesses.  None of the Intellectual Property owned by or, to the knowledge of the Company, licensed to, the Company or its Subsidiaries is subject to any outstanding order, judgment, or stipulation restricting the use or exploitation thereof by the Company or its Subsidiaries.

(e)           The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate or re-price or otherwise modify any of the Company’s or any of its Subsidiaries’ rights or obligations under any Material Contract as defined in Section 3.16(a)(viii) of this Agreement.  The rights licensed under each agreement granting to the Company or any of its Subsidiaries, as the case may be, any material right or license under or with respect to any Intellectual Property owned by a third party shall be exercisable by the Surviving Corporation or such Subsidiary, respectively, on and immediately after the Closing to the same extent as by the Company or such Subsidiary prior to the Closing.  Neither the Company nor any of its Subsidiaries has granted to any third party any exclusive rights under any Intellectual Property owned by the Company or its Subsidiaries.  All milestones and other conditions set forth in any license agreements under which Intellectual Property is licensed to the Company or any of its Subsidiaries that are required to be satisfied in order for the Company or such Subsidiary to retain any exclusive rights granted under such agreements have been timely satisfied and all such exclusive rights remain in full force and effect.

(f)           The Company or one or more of its Subsidiaries owns exclusively all right, title and interest to the Company Registered IP (other than Company Registered IP exclusively licensed to the Company or any of its Subsidiaries) and all other Intellectual Property purportedly owned by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens, and neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice or claim challenging the Company’s or such Subsidiary’s ownership of any of such Intellectual Property.  To the knowledge of the Company, no loss, impairment or expiration of any Intellectual Property rights used in the Company’s and the Subsidiaries’ business as currently conducted is pending or threatened.

(g)           The conduct of the Company’s and the Subsidiaries’ business as currently conducted, including the use or other exploitation of the Intellectual Property owned by the Company or any of its Subsidiaries, has not infringed, misappropriated, diluted or violated, and does not infringe, misappropriate, dilute or violate, in any material respect, any Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction, and neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice or claim asserting or suggesting that any such infringement, misappropriation, violation, dilution, unfair competition or unfair trade practice has occurred, nor, to the knowledge of the Company, is there any reasonable basis therefor.  To the knowledge of the Company, (i) no third party is, in any material respect, misappropriating or infringing any material Intellectual Property owned by or exclusively licensed to the Company or its Subsidiaries and (ii) no third party has made any unauthorized disclosure of any Trade Secrets of the Company or its Subsidiaries.

(h)           To the knowledge of the Company, at no time during the conception of or reduction to practice of any Intellectual Property owned by the Company or any of its Subsidiaries was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Entity or private source, performing research sponsored by any Governmental Entity or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party, in each case that would impair or limit the Company’s or any of its Subsidiaries’ rights in such Intellectual Property.  To the knowledge of the Company, there exist no inventions by current or former employees or consultants of the Company or any of its Subsidiaries made or otherwise conceived prior to their beginning employment or consultation with the Company or such Subsidiary that have been or are intended to be incorporated into any of the Company’s Intellectual Property or products, other than any such inventions that have been validly and irrevocably assigned or licensed to the Company by written agreement.

(i)           To the knowledge of the Company, there has been no prior use of any Company Registered Mark or any material unregistered Mark adopted by the Company or any of its Subsidiaries (collectively, “Company Marks”) by any third party that would confer upon such third party superior rights in such Company Mark.

Section 3.20                      Products.  Since January 1, 2009, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company any distributor of the Company or any of its Subsidiaries, has received a claim for or based upon breach of product or service warranty or guaranty or similar claim, strict liability in tort, negligent design of product, negligent provision of services or any other allegation of liability, including or arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), or sale of its products or from the provision of services, in each case that would not result in material liability to the Company and its Subsidiaries in excess of the warranty reserve reflected on the Company’s balance sheet as of December 31, 2013.

Section 3.21                      Reserved.

Section 3.22                      Reserved.

Section 3.23                      State Takeover Statutes.  Assuming that the representation and warranty set forth in Section 4.14 is true and correct, the Company Board has taken all actions necessary to render inapplicable to this Agreement, the Support Agreements, the Mergers and the other transactions contemplated hereby and thereby the restrictions on business combinations contained in Section 203 of the DGCL and all takeover-related provisions set forth in the certificate of incorporation or by-laws of the Company, without any further action on the part of the Stockholders or the Company Board.  No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state statutory anti-takeover Law (collectively, “Takeover Laws”) applies to this Agreement, the Support Agreements or the Mergers.

Section 3.24                      No Rights Plan.  There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.25                      Related Party Transactions.  No present director, executive officer, stockholder owning 5% or more of the Company’s Shares, or Affiliate of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, or any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months or that has continuing obligations, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K, and, to the knowledge of the Company, no former director or officer is party to any such Contract that was not entered into on an arms-length basis (an “Affiliate Transaction”) that has not been so disclosed. Any Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the

Company or any of its Subsidiaries as would have been obtainable by the Company in a similar transaction with an unaffiliated third party.  To the knowledge of the Company, no Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any material interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

Section 3.26                      Brokers.  No broker, investment banker, financial advisor or other Person, other than Macquarie Capital (USA) Inc. (“Macquarie”), the financial advisor to the Company, and William Blair & Company, L.L.C. (“Blair”), the financial advisor to the Special Committee, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.  Section 3.26 of the Company Disclosure Letter sets forth (a) all transaction fees and expenses (whether payable to financial advisory, legal, accounting or other providers) that include a success fee or other premium or additional fee due as a result of execution and delivery of this Agreement or consummation of the transactions contemplated hereby.

Section 3.27                      Opinion of the Financial Advisor to the Company.  The Company Board has received the opinion of Macquarie to the effect that, subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, as of the date of the meeting of the Company Board at which this Agreement was approved by the Company Board, the Merger Consideration to be received by the holders of Shares in the Merger pursuant to this Agreement, is fair, from a financial point of view, to such holders of Shares.  A true and complete informational copy of Macquarie’s written opinion will promptly be provided to Parent following its receipt by the Company; it being acknowledged and agreed by Parent that it is not entitled to use or rely on such opinion for any purpose.

Section 3.28                      No Other Representations or Warranties.  Except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing and, whether delivered or disclosed orally, in writing, electronically or otherwise.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT, MERGER SUB AND MERGER SUB 2

Except (i) as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) or (ii) as set forth in the Parent SEC Documents filed prior to the date of this Agreement, Parent, Merger Sub and Merger Sub 2 represent and warrant to the Company as follows:

Section 4.1                     Organization, Standing and Power.  Each of Parent, Merger Sub and Merger Sub 2 (a) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that is materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that no event, change, circumstance, occurrence, effect or state of facts to the extent arising out of or attributable to any of the following, either alone or in combination, shall constitute, or be taken into account in determining whether there is or has been, a Parent Material Adverse Effect:  (1) any condition, change, event, occurrence or effect in the industry in which Parent or any of its Subsidiaries operates, or the United States or global economy, (2) changes, events, effects or occurrences in financial, credit, banking or securities markets, including effects on such markets resulting from any regulatory and political conditions or developments in general as well as any decline in the price of any market index, or in respect of any interest rate or exchange rate changes or general financial or capital market conditions, (3) compliance with the terms of this Agreement, the taking of any action required by this Agreement or taken pursuant to or in connection with this Agreement with the consent or at the request or direction of the Company, or the failure to take any action that is prohibited by this Agreement or that is not taken as a result of a failure of the Company to consent to any action requiring the Company’s consent under this Agreement or any action taken by the Company or its affiliates, (4) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (5) the negotiation, execution, announcement or performance of this Agreement or the announcement, pendency of or performance of the transactions contemplated by this Agreement, including by reason of the identity of the Company or any communication by the Company regarding the plans or intentions of the Company with respect to the conduct of the business of Parent or any of its Subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, stockholders, lenders, employees or regulators (including without limitation, any cancellations of or delays in customer or client agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees caused thereby), (6) any failure, in and of itself, by Parent or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections, or forecasts for any period, or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof, or any change in credit ratings or other ratings with respect to Parent or any of its Subsidiaries, and (7) any pending, initiated or threatened legal or administrative proceeding, claim, suit or action against Parent, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement or the announcement, pendency or performance of the transactions contemplated by this Agreement; provided, that, with respect to clauses (1), (2) and (4), the impact of such event, change, circumstances, occurrence, effect or state of facts is not disproportionately adverse (relative to other industry participants of comparable size to Parent) to Parent and its Subsidiaries, taken as a whole.

Section 4.2      Authority. Each of Parent, Merger Sub and Merger Sub 2 has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger Sub 2 and the consummation by Parent, Merger Sub and Merger Sub 2 of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub and Merger Sub 2 other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub and sole equityholder of Merger Sub 2 (such adoption to occur immediately following execution of this Agreement) and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, however, to Section 4.8.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought).

Section 4.3                      No Conflict; Consents and Approvals.

(a)           The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger Sub 2 does not, and, assuming that all consents, approvals, authorizations and other actions described in this Section 4.3 have been obtained and all filings and obligations described in this Section 4.3 have been made, and assume the adoption of this Agreement by Parent as sole stockholder of Merger Sub and sole equityholder of Merger Sub 2 (such adoption to occur immediately following execution of this Agreement), the consummation of the Mergers and compliance by each of Parent, Merger Sub and Merger Sub 2 with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent, Merger Sub or Merger Sub 2 under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the certificate of incorporation or bylaws (or similar governing documents) of Parent, Merger Sub or Merger Sub 2, each as amended to date, (ii) any material Contract to which Parent, Merger Sub or Merger Sub 2 is a party or by which Parent, Merger Sub, Merger Sub 2 or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.3(b), any material Law or any rule or regulation of NASDAQ applicable to Parent or by which Parent or any of its respective properties or assets may be bound.

(b)    No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent, Merger Sub, or Merger Sub 2 in connection with the execution, delivery and performance of this Agreement by Parent, Merger Sub or Merger Sub 2, or the consummation by Parent, Merger Sub, or Merger Sub 2 of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR

Act and any equivalent foreign antitrust filings, (ii) such filings, reports, and declarations of effectiveness as required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State as required by the DGCL and the Delaware Limited Liability Company Act, (iv) any filings required under the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”), (v) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement, and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4                      Capital Structure.  The authorized capital stock of Parent consists of one hundred million ten thousand (100,010,000) shares, one hundred million (100,000,000) shares of which are common stock, par value $1.00 per share, and ten thousand (10,000) shares of which are preferred stock, par value $100 per share.  The authorized common stock is divided into two classes, seventy million (70,000,000) shares of Parent Common Stock and thirty million (30,000,000) shares of Class B Common Stock.  As of the close of business on March 14, 2014 (i) 27,345,546 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Class B Common Stock or preferred stock were issued or outstanding, and (iii) 2,230,197 shares of Parent Common Stock were reserved for issuance pursuant to employee or director stock option, stock purchase or equity compensation plans, arrangements or agreements of Parent (the “Parent Equity Plans”).  The shares of Parent Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid and nonassessable.  No shares of capital stock of Parent are owned by any Subsidiary of Parent.  All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights.  All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens other than Permitted Liens.  Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter.  Except as set forth above in this Section 4.4, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or any of its Subsidiaries or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.  Other than the Support Agreements and the Shareholders' Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or on file with Parent with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Parent or any of its Subsidiaries.

Section 4.5                      Certain Information.  The information relating to Parent, Merger Sub and Merger Sub 2, and their respective Subsidiaries, to be included or incorporated by reference in the Proxy Statement and the Form S-4, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

Section 4.6                      Merger Sub and Merger Sub 2.  Merger Sub and Merger Sub 2 were formed solely for the purpose of engaging in the transactions contemplated hereby and have engaged in no business other than in connection with the transactions contemplated by this Agreement.  All of the issued and outstanding capital stock of Merger Sub and all of the issued and outstanding membership interests of Merger Sub 2 is owned directly by Parent.  Merger Sub 2 has at all times been, and will continue to be, treated as a “disregarded entity” pursuant to Treasury Regulation Section 301.7701-3.

Section 4.7                      Financing Commitment.  Parent has delivered to the Company true, correct and complete copies of the commitment letter, dated March 14, 2014, by and among Parent, RBS Citizens, N.A., and Citizens Bank of Pennsylvania, in effect as of the date of this Agreement (the “Commitment Letter”).  The Commitment Letter has not been amended, restated or otherwise modified or rescinded in any respect prior to the date of this Agreement.  As of the date of this Agreement, the Commitment Letter is in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, (except to (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought).  As of the date of this Agreement, there are no conditions precedent or contingencies relating to the funding of the financing the subject of the Commitment Letter other than as expressly set forth in the Commitment Letter. As and when needed, Parent will have sufficient funds to consummate the transactions contemplated by this Agreement. Parent agrees to provide the financial statements and financial projections required by Item 6 (Financial Information) of the Conditions Precedent to Closing section of the term sheet attached to the Commitment Letter as soon as reasonably practicable after the date of this Agreement.

Section 4.8       Vote of Parent Stockholders. If the number of shares of Parent Common Stock to be issued in the Merger will upon issuance equal or exceed 20% of the number of the shares of Parent Common Stock outstanding before such issuance or otherwise require the vote of Parent’s stockholders under NASDAQ Rule 5635, the affirmative vote of a majority of the total votes cast by the holders of the Parent Common Stock at a meeting of the Parent stockholders at which a quorum is present (the “Parent Stockholder Approval”) is the only vote of holders of securities of Parent that is required to approve the issuance of the Parent Common Stock as contemplated by this Agreement.

Section 4.9                      Litigation.  Except for matters which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or as disclosed in the Parent SEC Documents, there are no civil, criminal, administrative or regulatory actions, suits, claims, hearings, investigations or proceedings pending or to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries.

Section 4.10                   SEC Reports; Financial Statements.

(a)           Parent has filed with or furnished to the SEC on a timely basis, and has heretofore made available to the Company, true and complete copies of all reports and proxy statements required to be filed or furnished by Parent with the SEC since December 31, 2011 (together, the “Parent SEC Documents”).  As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, applicable to such Parent SEC Documents, and none of the Parent SEC Documents filed with the SEC as of their respective filing dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements (including the related notes thereto) included (or incorporated by reference) in the Parent SEC Documents filed with the SEC (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC as then in effect with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their respective results of operations and cash flows for the periods then ended (except in each case as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that did not have and would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since December 31, 2011, Parent has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)           Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.  Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d)           Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(e)           Since January 1, 2009, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f)      As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to Parent SEC Documents. To the knowledge of Parent, none of Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g)     Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h)           Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market, LLC.

(i)           No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.11                      Compliance with Laws and Permits.

(a)           Parent and each of its Subsidiaries have in effect all Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and no suspension, cancellation or other lapse of any such Permit is pending by or at the behest of any Governmental Entity, or to Parent’s knowledge, threatened.  All of such Permits shall remain in full force and effect in all material respects after the Mergers.  Neither Parent nor any of its Subsidiaries is, and since January 1, 2009, neither Parent nor any of its Subsidiaries has been, in violation of (i) any Permits which violation would reasonably be expected to have a Parent Material Adverse Effect, or (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, any applicable Law.  Since January 1, 2009, none of Parent or any of its Subsidiaries has received a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets or from a Government Entity seeking to investigate any such possible violation, which notice or other written communication would be expected to have a Parent Material Adverse Effect.  Parent is not subject to any material continuing liabilities, obligations or other consequences of any nature relating to any noncompliance by Parent with any Laws which occurred prior to January 1, 2009.

(b)          Neither Parent nor any of its Subsidiaries is subject to any consent decree from any Governmental Entity.

(c)          Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(d)    Parent and each of its Subsidiaries have conducted their export transactions in accordance in all material respects with applicable provisions of U.S. export Laws (including the

International Traffic in Arms regulations, the Export Administration Regulations and the regulations administered by the Department of Treasury, Office of Foreign Assets Control (“OFAC”)), and other export Laws of the countries where it conducts business, and neither Parent nor any of its Subsidiaries has received any notices of noncompliance, complaints or warnings with respect to its compliance with export Laws.  Without limiting the foregoing:

(i)           Parent and each of its Subsidiaries have obtained all material export licenses and other approvals required for their exports of products, software and technologies from the U.S. and other countries where it conducts business;

(ii)           Parent and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals;

(iii)           there are no pending or, to the knowledge of Parent, threatened claims against Parent or any of its Subsidiaries with respect to such export licenses or other approvals; and

(iv)           Parent and its Subsidiaries have in place adequate controls and systems to ensure compliance in all material respects with applicable Laws pertaining to import and export control in each of the jurisdictions in which Parent and its Subsidiaries currently does or in the past has done business, either directly or indirectly.

(e)           Neither Parent nor any of its Subsidiaries, employees or management appears on the Specially Designated Nationals and Blocked Persons List published by OFAC, or is otherwise a person with which any U.S. person is prohibited from dealing under the laws of the United States.  Neither Parent nor any of its Subsidiaries does business or conducts any transactions with the governments of, or persons within, any country under economic sanctions administered and enforced by OFAC.

Section 4.12                      No Undisclosed Liabilities; Absence of Certain Changes.  Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, other than liabilities and obligations accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2013 or incurred in the ordinary course of business consistent with past procedure since that date, which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect and liability and obligations under this Agreement or in connection with the transactions contemplated hereby.

Section 4.13      Tax Treatment. Neither Parent or any of its Subsidiaries nor, to the knowledge of Parent, any of its Affiliates has taken or has agreed to take any action or knows of any fact that could be reasonably expected to prevent the Integrated Merger from constituting a “reorganization” qualifying under the provisions of Section 368(a) of the Code.

Section 4.14      Section 203 of the DGCL. None of Parent, Merger Sub, Merger Sub 2 or any of their respective “affiliates” or “associates” has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as such terms are defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub, Merger Sub 2 or their respective affiliates or associates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company, and none of Parent, Merger Sub, Merger Sub 2 or their respective affiliates or associates holds any rights to acquire directly or indirectly any shares of capital stock of the Company except pursuant to this Agreement and the Support Agreements.

Section 4.15                      Absence of Certain Changes or Events.  Since December 31, 2013:  (a) Parent and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; and (b) there has not been any change or event that, individually or in the aggregate, has had or reasonably would be expected to have a Parent Material Adverse Effect.

Section 4.16                      Benefit Plans.

(a)           Each “employee benefit plan” (within the meaning of section 3(3) of ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), under which any employee of Parent or its Subsidiaries has any present or future right to benefits or Parent or its Subsidiaries has any present or future liability is referred to in this Agreement as a “Parent Plan“ and shall be collectively referred to as the “Parent Plans.”

(b)           Each Parent Plan for which Parent is the plan sponsor intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Parent, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Parent Plan.

(c)           No Parent Plan is a multiemployer plan (as defined in Section 3(37) of ERISA) or is subject to Section 412 or 430 of the Code or Title IV of ERISA.

(d)           With respect to the Parent Plans:

(i)           each Parent Plan for which Parent is the plan sponsor has been established and administered in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, and no reportable event, as defined in Section 4043 of ERISA, to Parent’s knowledge, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any such Parent Plan, and all contributions required to be made under the terms of any Parent Plan have been timely made;

(ii)    there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent

Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) nor, to the knowledge of Parent, are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(iii)           none of Parent and its Subsidiaries or members of their Controlled Group (as defined in ERISA) has incurred any direct or indirect material liability under ERISA or the Code in connection with the termination of, withdrawal from or failure to fund, any Parent Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(iv)           Parent and its Subsidiaries do not maintain any Parent Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and Parent and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation.

(e)           None of Parent Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby.  No amount or benefit that could be received by any “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to Parent or any Subsidiary in connection with the transactions contemplated by this Agreement (alone or in combination with any other event, and whether pursuant to a Company Plan or otherwise) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code).

(f)           No Parent Plan provides for post-employment welfare benefits except to the extent required by Section 4980B of the Code or applicable state Law.

(g)           Each Parent Plan that is subject to Section 409A of the Code has materially complied in form and operation with the requirements of Section 409A of the Code.  No individual is entitled to any gross-up, make-whole or other additional payment from Parent or any of its Subsidiaries in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A and 4999 of the Code)) or interest or penalty related thereto.

Section 4.17      Labor and Employment Matters.

(a)    Parent and its Subsidiaries are and have been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. As of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b)           No employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement.  To the knowledge of Parent, there has not been any activity on behalf of any labor organization or employee group to organize any such employees.  There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c)           All individuals who are performing consulting or other services for Parent or any Subsidiary of Parent are or were correctly classified by Parent as either “independent contractors” or “employees” as the case may be, except where the failure to be so qualified would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.  All employees of Parent and any Subsidiary of Parent have been correctly classified as “exempt” or “non-exempt” under the Fair Labor Standards Act.

(d)           Reserved.

(e)           The properties, assets and operations of Parent and its Subsidiaries have been in compliance in all material respects with all applicable Worker Safety Laws.  With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws that would individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

Section 4.18                      Taxes.

(a)           Parent and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed all material Tax Returns required to be filed and all Tax Returns filed by Parent and its Subsidiaries are true, correct and complete in all material respects.  For purposes of this Section 4.18, references to Parent and/or its Subsidiaries include predecessors to Parent and its Subsidiaries. Parent has made available to the Company copies of all federal income and other material Tax Returns filed by Parent and its Subsidiaries since January 1, 2009.

(b)    All material Taxes due and owing by Parent and each of its Subsidiaries (whether or not shown on any Tax Returns) have been paid, or have been withheld and remitted (if applicable), to the appropriate Governmental Entity, and all Taxes that have accrued but are not yet payable have been reserved for in accordance with GAAP (including FIN 48, Accounting for Uncertainty in Income Taxes) in Parent’s financial statements included in the Parent SEC

Documents, or have been incurred in the ordinary course of business since the date of the Parent SEC Documents filed most recently in amounts consistent with prior periods.

(c)           Since January 1, 2009, the Company and its Subsidiaries have not incurred, individually or in the aggregate, any material Liability for Taxes or recognized any material amount of taxable income outside the ordinary course of business or otherwise inconsistent with past practice (unless otherwise required by applicable Law).

(d)           There is no material Tax deficiency outstanding, assessed or, to the knowledge of Parent, proposed against Parent or any of its Subsidiaries, nor, as of the date hereof, has Parent or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is still in effect.  Section 4.18(d) of Parent Disclosure Letter sets forth all material Tax deficiencies that have been proposed against Parent or any of its Subsidiaries since January 1, 2009 (whether or not settled or otherwise resolved).

(e)           No material audit, examination, claim or legal proceeding with respect to Taxes or of a Tax Return of Parent or any of its Subsidiaries is presently in progress, nor to the knowledge of Parent, has Parent or any of its Subsidiaries been notified of any request for such an audit or other examination or of any such claim or proceeding.

(f)           As of the date hereof, neither Parent nor any of its Subsidiaries is a party to any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local, or foreign Law that could materially affect the liability of Parent or any Subsidiary for Taxes following the Merger.

(g)           Each of Parent and its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or any similar provision of state, local, or foreign Law.

(h)           No claim has been made in writing by any Governmental Entity in a jurisdiction where either Parent or any of its Subsidiaries has not filed Tax Returns indicating that Parent or such Subsidiary is or may be subject to any taxation by such jurisdiction.

(i)           Neither Parent nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method, and neither Parent nor any of its Subsidiaries has any knowledge that a Governmental Entity has proposed any such adjustment or change in accounting method, nor is any application pending with any Governmental Entity requesting permission for any change in accounting method.

(j)    There are no material Liens on the assets of Parent or any of its Subsidiaries relating to or attributable to Taxes, other than Permitted Liens.

(k)    Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.

(l)           Neither Parent nor any of its Subsidiaries (i) is a party to a Contract (other than a Contract entered into in the ordinary course of business with vendors, customers and lessors) that provides for material Tax indemnity or Tax sharing, or for the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any other Person, or (ii) has any Liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.  Neither Parent nor any of its Subsidiaries has been a member of a combined, consolidated, unitary or similar group for Tax purposes, other than any such group of which Parent was at all times the common parent corporation.

(m)           The amount and nature of the tax attributes of Parent and its Subsidiaries (including net operating loss, capital loss and tax credit carryovers) reported in Parent’s most recent annual report on Form 10-K filed with the SEC are true and correct in all material respects as of the end of Parent’s most recent taxable year described therein, and no transaction has occurred since the end of the period covered in such annual report that has materially reduced any such tax attributes other than in the ordinary course of business.  Parent is not aware of any other material limitations on its ability to utilize such attributes other than by reason of the effect of the transactions contemplated by this Agreement under Sections 382 and 383 of the Code and comparable provisions of state, local and foreign Tax Law, if any.  Neither Parent nor any of its Subsidiaries has undergone an ownership change (as defined in Section 382(g) of the Code) under Section 382 and/or Section 383 of the Code.

(n)           Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code and regulations thereunder) in conjunction with the Merger.

(o)           Neither Parent nor any of its Subsidiaries has participated (i) in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(1) or, (ii) to the knowledge of Parent, in a reportable transaction (other than a listed transaction), as set forth in Treasury Regulation Section 1.6011-4(b).

(p)           Parent and its Subsidiaries are and have been in compliance in all material respects with the applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices of Parent and its Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to Parent or any of its Subsidiaries are, in all material respects, arm’s-length prices for purposes of the relevant transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.

(q)    Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that could be reasonably expected to prevent the Integrated Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(r)           No Subsidiary of Parent that is a “controlled foreign corporation” as defined in the Code owns (directly or indirectly) a material “investment in United States property” for purposes of Section 956 of the Code.  Neither Parent nor any of its Subsidiaries owns an interest in any entity treated as a “passive foreign investment company” as defined in the Code.

Section 4.19                      Environmental Matters.

(a)           Reserved.

(b)           Parent and its Subsidiaries are and to the knowledge of Parent have been in compliance with all applicable Environmental Laws, have currently obtained all Environmental Permits and are in compliance with their requirements, and have resolved all known past non-compliance with Environmental Laws and Environmental Permits without any pending, on-going or future obligation, cost or liability.

(c)           Neither Parent nor any of its Subsidiaries has (i) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of their respective properties or to the knowledge of Parent any other properties other than in compliance with Applicable Law, (ii) any knowledge of the presence of any Hazardous Substances on, under, emanating from, or at any of their respective properties or any other property but arising from Parent’s or any of its Subsidiaries’ current or former properties or operations other than in compliance with applicable Law, or (iii) any knowledge, nor has it received any written notice (A) of any violation of or liability under any Environmental Laws, (B) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any such violation or liability, (C) requiring the investigation of, response to or remediation of Hazardous Substances at or arising from any of Parent’s or any of its Subsidiaries’ current or former properties or operations or any other properties, (D) alleging noncompliance by Parent or any of its Subsidiaries with the terms of any Environmental Permit in any manner reasonably likely to require significant expenditures or to result in liability, or (E) demanding payment for response to or remediation of Hazardous Substances at or arising from any of Parent’s or any of its Subsidiaries’ current or former properties or operations or any other properties.

(d)          Reserved.

(e)          To the knowledge of Parent, neither Parent nor any of its Subsidiaries has exposed any employee or third party to any Hazardous Substances or condition that has subjected or may subject Parent to material liability under any Environmental Law.

(f)    To the knowledge of Parent, no underground storage tanks, asbestos-containing material, or polychlorinated biphenyls have ever been located on property or properties presently or formerly owned or operated by Parent or any of its Subsidiaries, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g)    To the knowledge of Parent, neither Parent nor any of its Subsidiaries has agreed to assume, undertake or provide indemnification for any material liability of any other person under any Environmental Law, including any obligation for corrective or remedial action.

(h)           Neither Parent nor any of its Subsidiaries has received written notice that it is required to make any material capital or other expenditures to comply with any Environmental Law nor, to the knowledge of Parent, is there any reasonable basis on which any Governmental Entity could take action that would require such material capital or other expenditures.

(i)           This Section 4.19 contains the sole and exclusive representations and warranties of Parent related to Hazardous Substances, Environmental Law or Environmental Permits.

Section 4.20                      No Other Representations or Warranties.  Except for the representations and warranties expressly made by Parent in this Article IV, neither Parent nor any other Person makes any representation or warranty with respect to Parent or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Company or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing and, whether delivered or disclosed orally, in writing, electronically or otherwise.

ARTICLE V

COVENANTS

Section 5.1                      Conduct of Business.

(a)           During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent (which consent shall not be unreasonably conditioned, withheld or delayed) or as otherwise contemplated or permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition (normal wear and tear excepted), keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.  In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time:

(i)           Except as contemplated or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), to:

(A)   (1) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (x) dividends by a wholly owned Subsidiary of the Company to its parent that does not trigger Tax liability and (y) regular quarterly dividends payable in accordance with past practice (but in no event in an amount in excess of $0.08 per Share per quarter), (2) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests (other than pursuant to Contracts in effect on the date hereof and other than in connection with the payment of Federal, state or local income and FICA tax withholdings for vested restricted stock or other employee awards) or (3) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or, other than pursuant to Contracts in effect on the date hereof, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(B)           issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, other than pursuant to Contracts in effect on the date hereof;

(C)           amend, authorize or otherwise change its certificate of incorporation or by-laws (or similar organizational documents);

(D)           directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

(E)           directly or indirectly sell, lease, license non-Intellectual Property, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except (i) sales, leases, licenses or other dispositions of equipment, licenses and other assets in the ordinary course of business consistent with past practice, (ii) pursuant to Contracts in effect on the date hereof, or (iii) transfers among the Company and its Subsidiaries;

(F)           adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(G)    (1) other than borrowings under its existing credit facilities in the ordinary course of business consistent with past practice in an amount not in excess of a net debt amount of $25,000,000, incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, any obligations under conditional or installment sale Contracts or other retention Contracts relating to purchased property, any capital lease obligations (other than office equipment leases entered into in the ordinary course of business) or any guarantee or any such indebtedness of any other Person, issue or sell any debt securities, options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of any other Person, enter into any “keepwell” or other agreement to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing (collectively, “Indebtedness”), or amend, modify or refinance any Indebtedness or (2) other than in the ordinary course in accordance course of business in accordance with past practice and in no event in an aggregate amount not to exceed $500,000, make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(H)          incur or commit to incur any capital expenditure or authorization or commitment with respect thereto in excess of $10,000,000;

(I)           except as required by Law or judgment of a court of competent jurisdiction, (1) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (2) cancel any material indebtedness or (3) waive, release, grant or transfer any right of material value;

(J)            except in the ordinary course of business consistent with past practice, (1) modify, amend, terminate, cancel or extend any Material Contract or (2) enter into any Contract that if in effect on the date hereof would be a Material Contract;

(K)           except with respect to normal debt collection practices, commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any material Action (including any Action relating to this Agreement or the transactions contemplated hereby);

(L)     change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(M)    settle or compromise any material liability for Taxes, amend any material Tax Return, enter into any material Contract with or request any material ruling from any Governmental Entity relating to Taxes, make, change or revoke any material Tax election, change any method of accounting for Tax purposes, take any material position on a Tax Return inconsistent with a position taken on a

Tax Return previously filed, take any other action to materially impair (other than through actual utilization or in the ordinary course of business consistent with past practice) any tax asset reflected in the Company SEC Documents filed most recently prior to the date hereof, extend or waive any statute of limitations with respect to Taxes, or surrender any claim for a material refund of Taxes;

(N)           change its fiscal or tax year;

(O)           except as required pursuant to applicable Law or the terms of any Contract, Company Plan or other employee benefit or incentive plans or arrangements in effect on the date hereof, (1) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor (except for increases in the ordinary course of business consistent with past practice in the compensation of employees that are not officers), (2) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, (3) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder), (4) adopt or enter into any collective bargaining agreement or other labor union contract other than with respect to the Company’s Stamford, Connecticut facility, (5) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Plan or other Contract, or (6) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or independent contractor;

(P)           knowingly fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries substantially equivalent to those currently in effect;

(Q)    renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(R)    waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(S)           enter into any new line of business outside of its existing business;

(T)           enter into any new lease or amend the terms of any existing lease of real property, except in the ordinary course of business consistent with past practice;

(U)           knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

(V)           create or form any Subsidiary or make any other investment in another Person (other than short term investments for the purpose of cash management or as otherwise permitted in subsection (G)) of this Section 5.1(a)(i);

(W)           modify the standard warranty terms for products sold by the Company or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company;

(X)           (1) allow any of the Company’s or its Subsidiaries’ Trade Secrets or other confidential information relating to the Company’s or its Subsidiaries’ existing products or products currently under development and other material Trade Secrets to be disclosed (other than under appropriate non-disclosure agreements and other than publication of patent applications through prosecution); or (2) allow any of the Company’s or its Subsidiaries’ Intellectual Property rights relating to the Company’s or its Subsidiaries’ existing products or products currently under development to be abandoned, or otherwise to lapse or become unavailable to the Company or its Subsidiaries on the same terms and conditions as such rights were available to the Company and its Subsidiaries as of the date of this Agreement;

(Y)           (1) enter into any distribution agreements not terminable by the Company or its Subsidiaries on 60 days’ notice without penalty, enter into any commitment to any Person to enter into any license, distributorship, or sales agreement that by its terms would purport to relate to any of the products of Parent or its Affiliates or sell, license, transfer or otherwise dispose of any Intellectual Property other than sales of its products and other non-exclusive licenses that are in the ordinary course of business and consistent with past practices; (2) enter into any sales agency agreements; or (3) grant “most favored nation” pricing to any Person;

(Z)           enter into or amend any contract, agreement, commitment or arrangement with any Affiliated Person;

(AA)        fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(BB)           knowingly take any action that would result in a failure to maintain trading of the Shares on the NYSE; or

(CC)           knowingly take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any condition to the Merger set forth in Article VI not being satisfied.

(b)           Conduct of Business by Parent.   During the period from the date of this Agreement to the Effective Date, except as consented to in writing in advance by the Company (which consent shall not be unreasonably conditioned, withheld or delayed) or as otherwise contemplated or permitted by this Agreement, Parent shall, and cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition (normal wear and tear excepted), keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.  In addition to and without limiting the generality of the foregoing, except as required, contemplated or permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), to:

(A)           (1) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (x) dividends by a wholly owned Subsidiary of Parent to its parent that does not trigger Tax liability and (y) regular quarterly dividends payable in accordance with past practice (but in no event in an amount in excess of $0.15 per share per quarter), (2) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Parent or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests (other than pursuant to Contracts in effect on the date hereof) and other than in connection with the payment of Federal, state or local income and FICA tax withholdings for vested restricted stock or other employee awards or (3) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or, other than pursuant to Contracts in effect on the date hereof, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(B)           other than in connection with the financing of the transactions contemplated by this Agreement, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, other than pursuant to certain plans in the Parent SEC Document in effect on the date hereof;

(C)           amend, authorize or otherwise change its certificate of incorporation or by-laws (or similar organizational documents);

(D)           directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, other than inventory, equipment licenses and other assets acquired in the ordinary course of business consistent with past practice;

(E)           directly or indirectly sell, lease, license non-Intellectual Property, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except (i) sales, leases, licenses or other dispositions in the ordinary course of business consistent with past practice, (ii) pursuant to contracts or agreements in effect on the date hereof, or (iii) transfers among Parent and its Subsidiaries;

(F)           adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(G)           (1) other than borrowings under its existing credit facilities in the ordinary course of business consistent with past practice and borrowings incurred to finance the transactions contemplated hereby, incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness or (2) other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person, other than Parent or any direct or indirect wholly owned Subsidiary of Parent;

(H)           knowingly fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of Parent and its Subsidiaries substantially equivalent to those currently in effect;

(I)           fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(J)           knowingly take any action that would result in a failure to maintain trading of the shares of Parent’s common stock on NASDAQ; or

(K)           knowingly take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any condition to the Merger set forth in Article VI not being satisfied.

(c)           Nothing contained in this Agreement shall give (i) Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time (provided, that nothing contained in this Section 5.1(c)(i) shall be deemed to mitigate Parent’s consent rights as set forth in Section 5.1(a)), or (ii) the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time (provided, that nothing contained in this Section 5.1(c)(ii) shall be deemed to mitigate the Company’s consent rights as set forth in Section 5.1(b)).

Section 5.2                      No Solicitation.

(a)           The Company shall, and shall direct each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal.  Except as permitted by this Section 5.2, the Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, any Acquisition Proposal (except to notify any Person making an unsolicited Acquisition Proposal of the existence of the provisions of this Section 5.2) or (iii) adopt a resolution or agree to do any of the foregoing.  Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to the obtaining of the Company Stockholder Approval, (1) the Company receives a written Acquisition Proposal that was unsolicited and did not otherwise result from a breach of this Section 5.2, (2) the Company Board or the Special Committee determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (3) the Company Board or the Special Committee determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would be inconsistent with its fiduciary duties under applicable Law, then the Company may, at any time prior to obtaining the Company Stockholder Approval (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company than, those set forth in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, that any non-public information provided to any Person given such access shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person and (y) engage or participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal.

(b)           Neither the Company Board nor the Special Committee or any other committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the Company Board Recommendation, (B) adopt, approve, or recommend to the stockholders of the Company any Acquisition Proposal or (C) adopt a resolution or take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as an

“Adverse Recommendation Change”) or (ii) (A) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract other than an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement“) that is, is intended to, or is reasonably likely to lead to, an Acquisition Proposal or (B) adopt a resolution or agree to take any such actions.  Notwithstanding the foregoing or anything to the contrary in this Agreement, the Company Board (or, to the fullest extent permitted by Law, the Special Committee) may, if the Company Board or Special Committee, as applicable, determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, (x) make an Adverse Recommendation Change in response to either (I) a Superior Proposal or (II) material changes in circumstances that are not related to an Acquisition Proposal and were not known to the Company Board or Special Committee nor reasonably foreseeable by the Company Board or Special Committee as of or prior to the date of this Agreement (an “Intervening Event”) or (y) solely in response to a Superior Proposal received after the date hereof that did not result from a breach of this Section 5.2, cause the Company to terminate this Agreement pursuant to Section 7.1(i) (including payment of the Termination Fee) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change or terminate this Agreement in response to a Superior Proposal as referred to above or enter into an Alternative Acquisition Agreement unless (1) the Company promptly notifies Parent in writing at least three Business Days before taking any such action of its intention to do so, and specifying the reasons therefor, including the material terms and conditions of, and the identity of any Person making, such Superior Proposal, and contemporaneously furnishing a copy of any Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new two Business Day period commencing at the time of such new notice), (2) the Company keeps Parent reasonably informed of developments with respect to such Superior Proposal, (3) the Company has complied with its obligations in the next sentence of this Section 5.2(b), and (4) prior to the expiration of the applicable notice period, Parent does not make a bona fide proposal to adjust the terms and conditions of this Agreement or, if Parent has made such a proposal, the Company Board or Special Committee has determined in good faith (after consultation with outside counsel and its financial advisor) such proposal does not either cause such initial Superior Proposal to cease to be a Superior Proposal or cause the failure to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal no longer to be inconsistent with the Company Board’s or Special Committee’s fiduciary duties under applicable Law; provided further, that neither the Company Board nor Special Committee may make an Adverse Recommendation Change in response to an Intervening Event as referred to above unless (A) the Company provides Parent with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it, (B) the Company keeps Parent reasonably informed of developments with respect to such Intervening Event, (C) the Company notifies Parent in writing at least three Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor (it being understood and agreed that any material change to any of the facts that are the basis of the proposed Adverse Recommendation Change shall require a new written notice by the Company and a new two Business Day period commencing at the time of such new notice), (D) the Company has complied with its obligations in the next sentence of this Section 5.2(b), and (E) prior to the expiration of the applicable notice period, Parent does not make a bona fide proposal to adjust the terms and conditions of this Agreement or, if Parent has made such a proposal, the Company Board or Special Committee has determined (after consultation with outside counsel and its financial advisor) such proposal does not cause the failure to make an Adverse Recommendation Charge no longer to be inconsistent with the Company Board’s fiduciary duties under applicable Law.  During the notice period prior to its effecting an Adverse Recommendation Change or terminating this Agreement and entering into an Alternative Acquisition Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(c)           In addition to the obligations of the Company set forth in Sections 5.2(a) and (b), the Company promptly, and in any event within 24 hours of receipt, shall advise Parent in writing in the event the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives receives (i) any Acquisition Proposal, (ii) any request for information, discussion or negotiation that the Company Board (or any committee thereof) determines in good faith is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any inquiry, proposal or offer that the Company Board or Special Committee determines is reasonably likely to lead to an Acquisition Proposal, in each case together with the identity of the Person making such Acquisition Proposal and a description of the material terms and conditions of such Acquisition Proposal, request, inquiry, proposal or offer.  The Company shall keep Parent informed (in writing) in all material respects on a reasonably prompt basis of the status and material terms (including, within 36 hours after the occurrence of any material amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer.  Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(a).

(d)           The Company agrees that any material breach of this Section 5.2 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.  The Company shall notify its Representatives of the requirements of this Section, and shall otherwise use its best efforts to ensure that all Representatives comply with the terms hereof.

(e)           The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(f)           Nothing contained in this Agreement shall prohibit the Company or the Company Board or Special Committee from (i) taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or

(ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that in no event shall this Section 5.2(f) affect the obligations of the Company specified in Sections 5.2(b) and (c); and provided further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(i)) unless the Company Board or Special Committee expressly reaffirms the Company Board Recommendation in such disclosure.

(g)           For purposes of this Agreement:

(i)           “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent and its Affiliates) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (A) of assets or businesses of the Company and its Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value), of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (B) of 20% or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company or (C) involving the Company or any of its Subsidiaries, individually or taken together, whose businesses constitute 20% or more of the net revenues, net income or total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by this Agreement.

(ii)           “Superior Proposal” means any bona fide written Acquisition Proposal that was unsolicited and did not otherwise involve a material breach of this Section 5.2 that the Company Board or Special Committee determines in good faith (after consultation with outside counsel and its financial advisor) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and (B) if consummated, would result in a transaction that is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal pursuant to Section 5.2(b) or otherwise); provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20%” shall be deemed to be references to “50%.”

Section 5.3                      Preparation of Proxy Statement.

(a)           Parent and the Company shall cooperate to promptly prepare and file with the SEC the Proxy Statement and Parent (with the Company’s reasonable cooperation) shall promptly prepare and file with the SEC the Form S-4, in which such Proxy Statement will form, a part included as a prospectus.  For purposes of this Agreement, (i) the “Proxy Statement”

means the proxy statement relating to the meeting of Stockholders to be held in connection with this Agreement and, if required by applicable NASDAQ rules, the meeting of the stockholders of Parent to be called in connection with this Agreement and the transactions contemplated hereby and (ii) the “Form S-4” means a registration statement on Form S-4, including a prospectus, in which the Proxy Statement will form a part.  Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of such parties shall thereafter promptly mail or deliver the Proxy Statement to its respective shareholders or stockholders, as applicable.  Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or applicable law related thereto.

(b)           Parent and the Company shall promptly notify the other upon its, or one of its Subsidiaries’, receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4, shall consult with the other prior to responding to any such comments or requests or filing any amendment or supplement to the  Proxy Statement or the Form S-4, and shall provide the other with copies of all correspondence between such party and its Representatives on the one hand and the SEC and its staff on the other hand.  If any party hereto becomes aware of any information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement or the Form S-4, then such party shall promptly inform the other parties hereto thereof and shall cooperate with the other parties in filing such amendment or supplement with the SEC and, to the extent required by applicable Law, in mailing such amendment or supplement.

(c)           No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Proxy Statement or the Form S-4 will be made by Parent or the Company without providing the other party a reasonable opportunity to review and comment thereon.

Section 5.4                      Company Stockholders’ Meeting; Parent Stockholders’ Meeting.

(a)           The Company shall take, in accordance with all applicable Law and its certificate of incorporation and by-laws, all action necessary to establish a record date for, duly call and give notice of, and convene a meeting of holders of the issued and outstanding Shares (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval.  The Company Stockholders’ Meeting shall be convened as promptly as practicable following the mailing of the Proxy Statement.  Except in the case of an Adverse Recommendation Change, the Company, through the Company Board (which may act on the recommendation of the Special Committee), shall (i) recommend to its Stockholders that they adopt this Agreement and the transactions contemplated hereby, and (ii) include such recommendation in the Proxy Statement.

(b)           If required under NASDAQ Rule 5635 or other applicable NASDAQ rules, Parent shall take, in accordance with all applicable Law and its articles of incorporation and by-laws, all action necessary to establish a record date for, duly call and give notice of, and convene a meeting of holders of the issued and outstanding Parent Common Stock (the “Parent Stockholders’ Meeting”) for the sole purpose of approving the issuance of the Parent Common Stock pursuant to this Agreement.  If required, Parent Stockholders’ Meeting shall be convened as promptly as practicable following the mailing of the Proxy Statement.  If Parent submits the approval of the issuance of the Parent Common Stock pursuant to this Agreement to its stockholders as required by this Section 5.4(b), Parent shall unless it determines based on the advice of its outside counsel and its financial advisors that doing so would constitute a breach of the Parent Board’s fiduciary duties under applicable Law (i) recommend to its stockholders that they approve such issuance, and (ii) include such recommendation in the proxy statement in respect of such meeting.

Section 5.5                      Access to Information; Confidentiality.  The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent:  (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including material Tax Returns filed and those material Tax Returns in preparation along with the relevant work papers of its auditors); provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would, or would reasonably be expected to, (i) contravene applicable Law, (ii) breach or cause a default under any confidentiality agreement with any third party entered into prior to the date hereof that relate to any discussions regarding transactions of a nature similar to the transactions contemplated hereby (provided, that disclosures required pursuant to Section 5.2 with respect to a party to any such confidentiality agreement or any proposals they may make shall not be limited by this Section 5.2(ii)), or (iii) constitute a waiver of the attorney-client privilege held by the Company or any of its Subsidiaries.  All such information shall be held confidential in accordance with the terms of the Mutual Nondisclosure Agreement between Parent and the Company dated as of May 30, 2013 (the “Confidentiality Agreement”).  No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.6                      Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following:  (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice and any required foreign antitrust filings, (iii) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any material fee, penalty or other consideration or make any other material concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent.  Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.  Subject to applicable Law relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.  In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable.  Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.  The Company shall use its reasonable best efforts to provide information about itself and its Subsidiaries and access to its employees and representatives to Parent’s financing sources that Parent has committed to make available pursuant to the Commitment Letter.

(b)           Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Integrated Merger, the Surviving Corporation, Surviving LLC or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares) or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates, in each case if such action would be material to the business and financial condition of Parent and its Subsidiaries taken as a whole or to the value of the Company and its Subsidiaries to Parent after consummation of the Integrated Merger.

Section 5.7                      Takeover Laws.  The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.8                      Notification of Certain Matters.  The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, or (c) any Action commenced or, to such party’s knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to the Merger or the other transactions contemplated hereby.

Section 5.9                      Indemnification, Exculpation and Insurance.

(a)           Without limiting any additional rights that any current or former officer or director may have under the Company Charter or Company Bylaws as in effect on the date of this Agreement in their capacity as such, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent, the Surviving Corporation and the Surviving LLC shall indemnify and hold harmless each current (as of immediately prior to the Effective Time) and each former officer and director of the Company from and against any and all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified Person is or was an officer, director or employee of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Company would have been required to do so under the Company Charter, Company Bylaws or DGCL (for the avoidance of doubt, subject to the limitations on the Company’s ability to indemnify its directors and officers under Section 145 of the DGCL).  In the event of any such action, suit or proceeding, each such indemnified Person shall be entitled to advancement of expenses incurred in the defense of such action, suit or proceeding from the Surviving Corporation and the Surviving LLC to the fullest extent that the Company would be permitted to advance such expenses under the DGCL.  Each of Parent, the Surviving Corporation and the Surviving LLC agrees, and Parent agrees to cause each of the Surviving Corporation and the Surviving LLC, to continue and not to repeal or modify, and agree to include, to the extent permitted by applicable Law, in its organizational documents provisions for the exculpation, indemnification and advancement of expenses of the current and former directors and officers of the Company as currently existing in the Company Charter and Company Bylaws.

(b)           For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policies (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided, further, that in no event shall Parent or the Company be required to pay aggregate premiums for insurance under this Section 5.9(b) in excess of 300% of the amount of the aggregate premiums paid by the Company for policy year 2012-2013 for such purpose (which policy year 2012-2013 premiums are hereby represented and warranted by the Company to be as set forth in Section 5.9(b) of the Company Disclosure Letter), it being understood that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c)           The provisions of this Section 5.9 (i) shall survive consummation of the Merger and the Second Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified Person, his or her heirs and his or her legal representatives, and each such Person shall be an intended third party beneficiary of the provisions of this Section 5.9, and (ii) are in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Contract.  Without limiting the generality of the foregoing, the obligations of Parent, the Surviving Corporation and the Surviving LLC under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any indemnified Person to whom this Section 5.9 applies unless such Person shall have consented thereto in writing.

(d)           In the event that Parent, the Surviving Corporation, the Surviving LLC, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Corporation and/or the Surviving LLC shall assume all of the obligations of Parent, the Surviving Corporation and/or the Surviving LLC, as the case may be, set forth in this Section 5.9.

Section 5.10                      Tax Treatment.

(a)           The Company, Parent, Merger Sub and Merger Sub 2 intend that the Merger and Second Merger, taken together as a single integrated transaction for US federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, be treated, and each them shall use its best efforts to cause the Merger and Second Merger, taken together as a single integrated transaction for US federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, to be treated, for US federal income tax purposes as a “reorganization” under Section 368(a)(1)(A) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock converted in such merger into the right to receive the consideration provided for hereunder, and each shall (i) take no action inconsistent with such treatment, (ii) not fail to take any action necessary to preserve such treatment, (iii) file all Tax Returns consistent with such treatment, and (iv) take no position inconsistent with such treatment, in each case, unless required to do so by applicable Law.

(b)           The Company, Parent, Merger Sub and Merger Sub 2 hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

(c)           The Company shall immediately notify Parent, if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and Second Merger, taken together as a single integrated transaction for US federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from being treated as a “reorganization” under Section 368(a)(1)(A) of the Code.  On the date of the effectiveness of the Form S-4 and the Closing Date, the Company shall deliver to counsel duly executed certificates substantially in the form attached hereto as Exhibit B (the “Company Tax Certificates”).  Prior the Effective Time, the Company shall not take or cause to be taken any action which would cause to be untrue any of the representations set forth in the Company Tax Certificates.

(d)           Parent shall immediately notify the Company, if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger or Second Merger, taken together as a single integrated transaction for US federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from being treated as a “reorganization” under Section 368(a)(1)(A) of the Code.  On the date of the effectiveness of the Form S-4 and the Closing Date, Parent shall deliver to counsel duly executed certificates substantially in the form attached hereto as Exhibit C (the “Parent Tax Certificates”).  Prior to the Effective Time, the Parent shall not take or cause to be taken any action which would cause to be untrue any of the representations set forth in the Parent Tax Certificates.

Section 5.11                      Public Announcements.  Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements (including announcements to the employees of the Company and its Subsidiaries) with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement (including announcements to the employees of the Company and its Subsidiaries) without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, that Parent or the Company may include disclosures relating to this Agreement, the Merger and the transactions contemplated herein in its respective periodic filings with the SEC without seeking consent from, or consulting with, the other party, so long as such disclosures are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or made individually by the Company or Parent, if previously consented to by the other party); provided, further, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually by a party, if previously consented to by the other party); provided, further, that the restrictions set forth in this Section 5.11 shall not apply to any release or public statement (x) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto or (y) in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby.

Section 5.12                      NASDAQ Listing.  Parent shall promptly prepare and submit to NASDAQ a listing application covering the shares of Parent Common Stock to be issued in connection with the Merger (the “Parent Shares”), and shall cause the Parent Shares and such other shares to be approved for listing on such exchange, subject to official notice of issuance, prior to the Effective Time.

Section 5.13                      Section 16 Matters.  Prior to the Effective Time, the Company Board and the Parent Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Shares (including derivative securities with respect to such Shares) or acquisitions of Parent Shares resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16(b)(3) under the Exchange Act.

Section 5.14                      Further Assurances.  Each party hereby agrees to perform any further acts and to execute and deliver any documents or instruments that may be reasonably necessary to carry out the provisions of this Agreement.

Section 5.15                      Employee Matters.

(a)           For a period of one year following the Closing Date, Parent shall provide to each current (and, to the extent applicable, former) employee of the Company and its Subsidiaries (“Company Employees”) (other than Company Employees whose terms and conditions of employment are governed by a collective bargaining or other labor contract, the terms and conditions of which Parent shall cause to be respected by the Company and its applicable Subsidiaries) (i) no less than the same level of annual base salary and wage rates (unless an affected Company Employee agrees to a change of position or to assume a new role for Parent), (ii) (x) for the performance year ending December 31, 2014, no less than the same level of annual cash bonus target opportunities, and (y) thereafter, annual cash bonus opportunities consistent with the plans and programs offered by Parent to similarly situated employees, and (iii) substantially the same level of benefits, measured in the aggregate, in each case as those in effect immediately prior to the Closing Date.  Notwithstanding any other provision of this

Agreement to the contrary, Parent shall or shall cause the Company to provide Company Employees whose employment terminates during the one-year period following the Closing Date with severance benefits at not less than the levels and pursuant to the terms of any written employment agreements or offer letters with the Company or its Subsidiaries; Company Employees without a written employment agreement or offer letter providing severance shall be subject to the respective severance plans, agreements and guidelines of the Parent.

(b)           From and after the Closing Date, Parent shall, or shall cause an affiliate to, assume and honor in accordance with their terms all of the Company’s retention, termination and change in control plans, policies, programs, agreements and arrangements (including any written change in control severance agreement, but excluding all other severance policies or plans other than those applicable in Section 5.15(a)) maintained by the Company or any of its Subsidiaries, in each case, as in effect on the Closing Date, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event).

(c)           For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans sponsored by Parent or its Subsidiaries providing benefits to any Company Employees after the Closing Date (including vacation, paid time-off policies and severance plans), (i) each Company Employee shall be entitled to carryover any unused vacation days, (ii) to the extent a Company Employee terminates his or her employment for any reason at any time on or prior to the first anniversary of the Closing Date such Company Employee shall be paid a cash lump sum for all unused vacation days upon such employment termination to the same extent as would have applied to such a termination of the Company Employee under Company Plans in effect prior to the Closing Date (and to the extent not otherwise required by applicable law) and (iii) each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Closing Date to the same extent as such Company Employee was entitled before the Closing Date to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Closing Date.  In addition, and without limiting the generality of the foregoing, (x) to the extent that any Company Plan, or any Company Employee’s participation or coverage thereunder, is terminated at any time on or after the Closing Date, each affected Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent employee benefit plans providing, in the aggregate, substantially similar participation or coverage as was provided under such Company Plan in which such Company Employee participated immediately before the Closing Date (determined without regard for any amendment or termination of such Company Plan pursuant to this Agreement).  Parent shall use its commercially reasonable efforts to continue all plans of the Company, until the end of the plan year in which the Effective Time occurs, providing for flexible spending contributions, deductibles, maximum out of pocket requirements and coinsurance requirements that are measured on a plan year basis.

(d)           With respect to any Company Employees based outside of the United States, Parent’s obligations under this Section 15.15 shall be modified to the minimum extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1                      Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Stockholder Approval.  The Company Stockholder Approval and, if required under applicable NASDAQ rule, the Parent Stockholder Approval shall have been obtained.

(b)           No Injunctions or Legal Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree (“Order”) issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c)           Governmental Consents.  Any waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated, and all other filings, approvals, waivers or consents required under the anti-trust or similar laws of any foreign body shall have been or obtained and shall be in effect, and if applicable, the waiting period (and any extension thereof) shall have expired.

(d)           Registration Statement; NASDAQ Listing.  No stop order suspending the effectiveness of the Form S-4 or any part thereof shall have been issued, and no proceeding for such purpose, and no similar proceeding in respect of the Joint Proxy Statement, shall have been initiated or threatened in writing by the SEC, and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the Company and Parent.  The Parent Shares shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 6.2                      Conditions to Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in Sections 3.2 and 3.4 shall be true and correct in all material respects as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall have been true only as of such time), (ii) the other representations and warranties of the Company contained in this Agreement or in any certificate delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, solely in the case of this clause (ii), only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) Parent shall have received a certificate signed by the chief executive officer and chief financial officer of the Company to the foregoing effect;

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the chief executive officer and the chief financial officer of the Company to the foregoing effect;

(c)           No Litigation.  There shall not be any Action pending or commenced by any Governmental Authority that would or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the consummation of the Merger, (ii) restrain, enjoin, prevent, prohibit, make illegal, or impose material limitations on Parent’s or any of its Affiliates’ ownership or operation of all or any portion of the businesses and assets of the Company or its Subsidiaries, or, as a result of the Merger, of Parent or its Subsidiaries, or (iii) limit the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates, in each case if such limit would be material to the business and financial condition of Parent and its Subsidiaries taken as a whole or to the value of the Company and its Subsidiaries to Parent after consummation of the Merger.

(d)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing any event, change, effect, occurrence or state of facts that, individually or in the aggregate, has or would reasonably be expected to have a Company Material Adverse Effect.

(e)           Tax Opinion.  Parent shall have received the opinion of Cohen & Grigsby, P.C., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and in the Company Tax Certificate and Parent Tax Certificate, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b)(2) of the Code.

Section 6.3                      Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Parent contained in Sections 4.2, 4.3 and 4.4 shall be true and correct in all respects as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall have been true only as of such time), (ii) the other representations and warranties of Parent contained in this Agreement or in any certificate delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, solely in the case of this clause (ii), only such exceptions as have not had a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate signed by the chief executive officer and chief financial officer of Parent to the foregoing effect;

(b)           Performance of Obligations of Parent, Merger Sub and Merger Sub 2.  Parent, Merger Sub, and Merger Sub 2 shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed by the chief executive officer and the chief financial officer of Parent to the foregoing effect;

(c)           No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing any event, change, effect, occurrence or state of facts that, individually or in the aggregate, constitutes a Parent Material Adverse Effect.

(d)           Tax Opinion.  The Company shall have received the opinion of Vedder Price, PC, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and in the Company Tax Certificate and Parent Tax Certificate, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b)(2) of the Code.

Section 6.4                      Frustration of Closing Conditions.  None of the Company, Parent, Merger Sub or Merger Sub 2 may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger, as required by Section 5.6.

ARTICLE VII

TERMINATION

Section 7.1                      Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders):

(a)           by mutual written consent of Parent and the Company;

(b)           by Parent or the Company if the Merger shall not have been consummated by September 30, 2014 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party whose failure to perform any material obligation required to be performed by such Party has been a cause of, or results in, the failure of the Merger to be consummated by the End Date and provided further that the End Date shall be automatically extended to October 31, 2014 in the event that the Merger shall not have been consummated by September 30, 2014 as a result of the failure to obtain required regulatory approval under the HSR Act;

(c)           by Parent or the Company if (i) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, injunction, judgment,

decree, ruling, stipulation, assessment or award, or shall have taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger, or (ii) a Law shall be in effect that makes consummation of the Merger illegal or otherwise prohibits or prevents the consummation of the Merger;

(d)           by Parent or the Company if (i) the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have been held and completed and (ii) the Company Stockholder Approval shall not have been obtained; provided, however, that  the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the Company has not made the payment(s) required to be made to Parent pursuant to Section 7.3(a)(ii) and, if applicable, pursuant to Section 7.3(b);

(e)           by Parent if (i) the Company Board shall have failed to make the Company Board Recommendation, (ii) there shall have occurred any Adverse Recommendation Change, (iii) the Company Board (or any committee thereof, including the Special Committee) shall have approved, endorsed or recommended to Stockholders any Acquisition Proposal, (iv) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement, or (v) the Company, or any of its Subsidiaries or any Representatives of the Company or any of its Subsidiaries shall have materially breached any of the provisions set forth in Section 5.2;

(f)           by Parent (i) if any of the Company’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) if (A) any of the Company’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.2(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by the Company within 20 Business Days after its receipt of written notice thereof, or (iii) if any of the Company’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 6.2(b) would not be satisfied;

(g)           by the Company (i) if any of Parent’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.3(a) would not be satisfied, or (ii) if (A) any of Parent’s representations and warranties shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.3(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by Parent within 20 Business Days after its receipt of written notice thereof, or (iii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.3(b) would not be satisfied;

(h)           by (i) Parent if, since the date of this Agreement, there shall have been a Company Material Adverse Effect, or (ii) the Company if, since the date of this Agreement, there shall have been a Parent Material Adverse Effect;

(i)           by the Company (at any time prior to the Company Stockholder Approval), if the Company Board or the Special Committee (to the extent permitted by law) shall have authorized the Company, subject to complying with the terms of Section 5.2(b), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, that such termination shall not occur until the Company shall have paid the Expense Reimbursement and Termination Fee required by Section 7.3 to Parent; or

(j)           by the Company or Parent if at any necessary Parent Stockholders’ Meeting, Parent Stockholder Approval shall not have been obtained with respect to the issuance of Parent Common Stock pursuant to this Agreement (provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(j) at any time during which the Company would be entitled to terminate this Agreement pursuant to Section 7.1(g)(but without regard to the 20 Business Day cure period)).

Any termination pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall be effected by written notice from the terminating party to the other parties.

Section 7.2                      Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 7.3, Section 7.4 and Article 8 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) subject to Section 7.3(e) and Section 7.4(d) (including the limitations on liability contained therein), the termination of this Agreement shall not relieve any Party from any liability for fraud.

Section 7.3                      Parent Expenses; Termination Fees.

(a)           Except as set forth in this Section 7.3 or 7.4 below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

(i)           Parent and the Company shall share equally the filing fees incurred in connection with the filing by the Parties hereto of the pre-merger notification and report forms relating to the Merger under the HSR Act; and

(ii)           Company shall make a nonrefundable cash payment to Parent, in an amount equal to the aggregate amount of all fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, up to $2,000,000 (the “Expense Reimbursement”) if this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b) and on or before the date of any such termination, an Acquisition Proposal shall have been publicly announced or disclosed or an Acquisition Proposal has otherwise been communicated to the Company Board, (B) by Parent or the Company pursuant to Section 7.1(d), (C) by Parent pursuant to either Section 7.1(e) or Section 7.1(f), or (D) by the Company pursuant to Section 7.1(i).

Any Expense Reimbursement required to be made (A) as the result of a termination of this Agreement by the Company pursuant to Section 7.1(b), Section 7.1(d) and Section 7.1(i) shall be paid by the Company prior to the time of such termination; and (B) as the result of termination of this Agreement by Parent pursuant to Section 7.1(b), Section 7.1(d), Section 7.1(e) or Section 7.1(f) shall be paid by the Company within two Business Days after such termination.

(b)           The Company agrees to pay Parent (or its designees) the Termination Fee (as defined below) if this Agreement is terminated:

(i)           (x) by Parent pursuant to Section 7.1(e) or (y) by the Company pursuant Section 7.1(i);

(ii)           by Parent or the Company pursuant to Section 7.1(b) or by Parent pursuant to Section 7.1(f) and, in either case, (x) on or before the date of any such termination an Acquisition Proposal shall have been announced, disclosed, or otherwise communicated to the Company Board, and (y) the Company enters into a definitive agreement in respect of such Acquisition Proposal or consummates the transaction contemplated by such Acquisition Proposal within 12 months of such termination of the Agreement; or

(iii)           by Parent or the Company pursuant to Section 7.1(d) and (x) on or before the date of the Company Stockholders’ Meeting an Acquisition Proposal shall have been publicly announced, and (y) the Company consummates the transaction contemplated by such Acquisition Proposal within 12 months of such termination of the Agreement.

For purposes of this Agreement, “Termination Fee” shall mean an amount equal to $10,500,000.

(c)           Notwithstanding the foregoing, in no event shall the Company be required to pay the Expense Reimbursement and the Termination Fee, respectively, on more than one occasion.  Any Termination Fee required to be paid (i) pursuant to Section 7.3(b)(i)(x) shall be paid within two Business Days after termination by Parent, (ii) pursuant to Section 7.3(b)(i)(y) shall be paid immediately prior to such termination, and (iii) pursuant to Section 7.3(b)(ii) or (iii) shall be paid within two Business Days after the event giving rise to such payment.

(d)           If the Company fails to pay when due any amount payable under this Section 7.3, then (i) the Company shall reimburse Parent for all costs and expenses (including fees of counsel) incurred in connection with the enforcement by Parent of its rights under this Section 7.3, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to 3% over the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

(e)           The Parties acknowledge that the agreements contained in this Section 7.3 and Section 7.4 below are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.  Notwithstanding anything to the contrary in this Agreement, the Parties agree that the payment of the applicable Expense Reimbursement or Termination Fee shall be the sole and exclusive remedy available to Parent, Merger Sub and Merger Sub 2 with respect to this Agreement and the transactions contemplated hereby in the event any such payment is received by Parent, and, upon payment of the Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent, Merger Sub or Merger Sub 2 under this Agreement.

Section 7.4                      Company Expenses; Termination Fees.

(a)           Parent shall make a nonrefundable cash payment to Company, in an amount equal to the aggregate amount of all fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of the Company in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger up to $5,000,000 (the “Parent Expense Reimbursement”) if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(j).  Any Parent Expense Reimbursement required to be made shall be paid by Parent within two Business Days after such termination.

(b)           Parent agrees to pay the Company (or its designees) the Parent Termination Fee (as defined below) if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(j).

For purposes of this Agreement, “Parent Termination Fee” shall mean an amount equal to $3,000,000.

(c)           Notwithstanding the foregoing, in no event shall Parent be required to pay the fees referred to in this Section 7.4 on more than one occasion.  Any Parent Termination Fee shall be paid within two Business Days after the event giving rise to such payment.

(d)           If Parent fails to pay when due any amount payable under this Section 7.4, then (i) Parent shall reimburse the Company for all costs and expenses (including fees of counsel) incurred in connection with the enforcement by the Company of its rights under this Section 7.4, and (ii) Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to 3% over the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

Notwithstanding anything to the contrary in this Agreement, the Parties agree that the payment of the applicable Parent Expense Reimbursement and/or Parent Termination Fee shall be the sole and exclusive remedy available to the Company with respect to a termination of this Agreement pursuant to 7.1(j), and, upon payment of the applicable Parent Expense Reimbursement or Parent Termination Fee, Parent and Parent’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to the Company under this Agreement.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1                      Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2                      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)           if to Parent, Merger Sub, Merger Sub 2 or the Surviving Corporation, to:

Matthews International Corporation
Corporate Office
Two NorthShore Center
Pittsburgh, PA  15212
Attn:  General Counsel
Facsimile:  (412) 442-8290

And

Attn:  Chief Financial Officer
Facsimile:  (412) 442-8290

with a copy (which shall not constitute notice) to:

Cohen & Grigsby, P.C.
625 Liberty Avenue, 5th Floor
Pittsburgh, PA 15222
Attention:  Michael D. Winterhalter, Esq.
Facsimile:  (412) 209-1899

(ii)           if to the Company, to:

Schawk, Inc.
1695 South River Road
Des Plaines, IL  60018
Attention:  Vice President, General Counsel
Facsimile:  (847) 827-1264

with a copy (which shall not constitute notice) to:

Vedder Price P.C.
222 North LaSalle Street, Suite 2600
Chicago, IL  60601
Attention:  John T. McEnroe
Facsimile:  (312) 609-5005

Section 8.3                      Certain Definitions.  For purposes of this Agreement:

(a)           “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)           “Base Merger Consideration” means the sum of (a) the product of the Cash Merger Consideration multiplied by the Shares (other than Dissenting Shares and Shares described in Section 2.1(a)(ii) hereof) plus (b) the amount of cash to be paid in lieu of fractional shares pursuant to Section 2.3(e) hereof, plus (c) the cash payable in respect of Dissenting Shares, plus (d) the Total Stock Consideration.  For purposes of this calculation, the cash payable in respect of each Dissenting Share shall be deemed to be $20.00.

(c)           “Business Day” has the meaning given to such term in Rule 14d-l(g) under the Securities Exchange Act of 1934, as amended;

(d)           “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(e)           “knowledge” of any party means the actual knowledge of any executive officer of such party after reasonable inquiry under the circumstances of this Agreement;

(f)           “Liability” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP);

(g)           “material” or other similar qualifier regarding materiality, material respects or the like, when used in connection with any activity, compliance, item, matter or circumstance relating to a Person, means “material to the Person, its direct or indirect parent, and their Subsidiaries, taken as a whole.”

(h)           “Parent Signing Price” shall mean $39.84, which is the closing price of a share of Parent Common Stock quoted on the NASDAQ on the last trading day immediately prior to the date of this Agreement.

(i)           “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(j)           “Stockholders” means the stockholders of the Company;

(k)           “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(l)           “Tax” means (i) any and all federal, provincial, state, local, foreign and other taxes, including net income, gross income, gross receipts, capital gains, alternative, minimum, sales, consumption, use, social services, goods and services, value added, harmonized sales, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, wage, employment, unemployment, pension, health insurance, excise, severance, stamp, occupation, premium, property, windfall profits, environmental, customs, duties or other taxes, fees, assessments, social security contributions or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of any group of entities for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person;

(m)           “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, in each case required or permitted to be filed, submitted, delivered or transmitted to a taxing authority of a Governmental Entity with respect to Taxes; and

(n)           “Total Stock Consideration” means the product of the Parent Signing Price multiplied by the aggregate number of shares of Parent Common Stock to be issued pursuant to this Agreement.

(o)           The defined terms set forth below are defined in the location specified in the following table:

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	56
Action	18
Adjustment	5
Adverse Recommendation Change	56
Affiliate Transaction	33
Agreement	1
Alternative Acquisition Agreement	56
Base Merger Consideration	75
Blair	34
Book-Entry Shares	7
Cash Merger Consideration	4
Certificates	7

Closing	2
Closing Date	2
Code	1
Commitment Letter	38
Company	1
Company Board	14
Company Board Recommendation	14
Company Bylaws	12
Company Charter	12
Company Disclosure Letter	10
Company Employees	66
Company Marks	32
Company Material Adverse Effect	11
Company Patents	30
Company Plans	20
Company Registered Copyrights	30
Company Registered IP	30
Company Registered Marks	30
Company SEC Documents	16
Company Stock Awards	13
Company Stock Option	5
Company Stock Plans	5
Company Stockholder Approval	14
Company Stockholders’ Meeting	60
Company Tax Certificates	65
Confidentiality Agreement	61
Contract	15
Copyrights	30
Delaware Secretary of State	2
DGCL	2
Dissenting Shares	10
Effective Time	2
End Date	70
Environmental Law	23
Environmental Permit	23
ERISA	20
ESPP	6
Exchange Agent	7
Exchange Fund	7
Expense Reimbursement	72
First Certificate of Merger	2
Form S-4	59
GAAP	16, 39
Governmental Entity	15
Hazardous Substances	22
HSR Act	15

Indebtedness	50
Integrated Merger	1
Intellectual Property	30
Intervening Event	57
IRS	20
Law	15
Leased Real Property	29
Liens	12
Macquarie	34
Marks	30
Material Contracts	27
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub 2	1
NASDAQ	37
OFAC	19, 41
Order	67
Owned Real Property	29
Parent	1
Parent Common Stock	4
Parent Disclosure Letter	34
Parent Equity Plans	37
Parent Expense Reimbursement	73
Parent Material Adverse Effect	35
Parent Plan	43
Parent Plans	43
Parent SEC Documents	39
Parent Shares	66
Parent Signing Price	76
Parent Stockholder Approval	38
Parent Stockholders’ Meeting	60
Parent Tax Certificates	65
Parent Termination Fee	74
Patents	30
Permits	18
Permitted Liens	29
Principal Stockholders	1
Proper Delivery	8
Proxy Statement	59
Related Party	33
Representatives	56
RSU	6
SAR	6
Sarbanes-Oxley Act	16
SEC	16

Second Certificate of Merger	2
Second Merger	1
Shareholders’ Agreement	1
Shares	4
Special Committee	12
Stock Merger Consideration	4
Stockholders	76
Subsidiary	76
Superior Proposal	59
Support Agreements	1
Surviving Corporation	2
Surviving Corporation Charter	3
Surviving LLC	2
Takeover Laws	33
Termination Fee	73
Total Stock Consideration	77
Trade Secrets	30
Worker Safety Laws	22

Section 8.4                      Interpretation.  When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 8.5                      Entire Agreement.  This Agreement (including the Exhibit and Schedules hereto), the Company Disclosure Letter, the Support Agreements, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6                      No Third Party Beneficiaries.  Except as provided in Section 5.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for (i) the rights of the Company’s stockholders, holders of Options and holders of RSUs to receive the Merger Consideration and consideration in respect of Options and RSUs, respectively, at the Effective Time, (ii) the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s, Merger Sub’s or Merger Sub 2’s (A) breaches of their respective obligations under this Agreement, (B) fraud or willful misconduct or (C) willful or material breach of their respective representations or warranties set forth in this Agreement, in which event the damages recoverable by the Company for itself and on behalf of its stockholders (without duplication) shall be determined by reference to the total amount that would have been recoverable by the holders of the Company Common Stock if all such holders brought an action against Parent, Merger Sub and Merger Sub 2 and were recognized as intended third party beneficiaries hereunder, which right is hereby acknowledged and agreed by Parent, Merger Sub and Merger Sub 2.

Section 8.7                      Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

Section 8.8                      Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9                      Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10                      Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11                      Currency.  All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12                      Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13                      Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14                      Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.15                      Facsimile Signature.  This Agreement may be executed by facsimile/portable digital format signature and a facsimile/portable digital format signature shall constitute an original for all purposes.

Section 8.16                      No Presumption Against Drafting Party.  Each of Parent, Merger Sub, Merger Sub 2 and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.17                      Amendment.  This Agreement may be amended at any time prior to the Effective Time by the Parties (by action taken or authorized by their respective boards of directors, in the case of the Company, Merger Sub and Merger Sub 2), whether before or after adoption of this Agreement by the stockholders of the Company or Merger Sub; provided, however, that after any such stockholder approval of this Agreement, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company or Merger Sub without such further approval or authorization.  This Agreement may not be amended, except by an instrument in writing signed by or on behalf of each of the Parties.

Section 8.18                      Waiver.  Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable Law, (i) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.  At any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent,  Merger Sub and Merger Sub 2), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such Party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii) waive compliance with any covenants, obligations, or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MATTHEWS INTERNATIONAL CORPORATION
By:	/s/Joseph C. Bartolacci
Name:	Joseph C. Bartolacci
Title:	CEO

MOONLIGHT MERGER SUB CORP.
By:	/s/Joseph C. Bartolacci
Name:	Joseph C. Bartolacci
Title:	CEO

MOONLIGHT MERGER SUB LLC
By:	/s/Joseph C. Bartolacci
Name:	Joseph C. Bartolacci
Title:	CEO

SCHAWK, INC.
By:	/s/David Schawk
Name:	David Schawk
Title:	CEO